As filed with the Securities and Exchange Commission on April 27, 1994
                                                 Registration No. 33-53105
- ---------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      PRE-EFFECTIVE AMENDMENT NUMBER ONE
                                      TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         First Alabama Bancshares, Inc.
             (Exact Name of Registrant as Specified in its Charter)

               Delaware                                    6711                                      63-0589368
     (State or Other Jurisdiction of             (Primary Standard Industrial                     (I.R.S. Employer
     Incorporation or Organization)              Classification Code Number)                     Identification No.)

                              417 North 20th Street
                              Birmingham, AL  35103
                                 (205) 326-7060
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ------------------------
                              L. Burton Barnes, III
                     Corporate Secretary and General Counsel
                              417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7060
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ------------------------
                                   Copies to:

       CHARLES C. PINCKNEY                FRANK M. CONNER III                      VAN R. MAYHALL, JR.
   LANGE, SIMPSON, ROBINSON &                ALSTON & BIRD                   BREAZEALE, SACHSE & WILSON, L.L.P.
           SOMERVILLE                          SUITE 350                   TWENTY-THIRD FLOOR, ONE AMERICAN PLACE
1700 FIRST ALABAMA BANK BUILDING      700 THIRTEENTH STREET, N.W.                 BATON ROUGE, LA 70821
      BIRMINGHAM, AL 35203              WASHINGTON, D.C. 20005                       (504) 387-4000
         (205) 250-5000                     (202) 508-3303

                              --------------------
     Approximate date of commencement of proposed sale of securities to the public: as soon as practicable after this Registration Statement has become effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /




     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                         FIRST ALABAMA BANCSHARES, INC.

                             CROSS-REFERENCE SHEET



                                                                               CAPTION OR LOCATION IN
                         FORM S-4 ITEM                                        PROXY STATEMENT/PROSPECTUS
- ----------------------------------------------------------   -------------------------------------------------------
 1. Forepart of registration statement and outside front
    cover page of prospectus..............................   Outside Front Cover of Proxy
                                                             Statement/Prospectus; Facing Page of
                                                             Registration Statement; Cross-Reference
                                                             Sheet.
 2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                             Incorporated by Reference; Table of
                                                             Contents.
 3. Risk factors, ratio of earnings to fixed charges and
    other information.....................................   Summary; Comparative Market Prices and Dividends.
 4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                             Effect of the Merger on Rights of
                                                             Stockholders; Description of First Alabama
                                                             Common Stock.
 5. Pro forma financial information.......................   Summary.
 6. Material contacts with the company being acquired.....   Summary; Description of the Transaction.
 7. Additional information required for re-offering by
    persons and parties deemed to be underwriters.........   Not applicable.
 8. Interest of named experts and counsel.................   Opinions.
 9. Disclosure of Commission position on indemnification
    for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                             Summary; Business of First Alabama.
11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants....   Documents Incorporated by Reference.
13. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
14. Information with respect to registrants other than S-2
    or S-3 registrants....................................   Not Applicable.
15. Information with respect to S-3 companies.............   Not Applicable.
16. Information with respect to S-2 or S-3 companies......   Not Applicable.
17. Information with respect to companies other than S-2
    or S-3 companies......................................   Not Applicable.
18. Information if proxies, consents, or authorizations
    are to be solicited...................................   Documents Incorporated by Reference;
                                                             Summary; The Special Meeting; Description
                                                             of the Transaction; Interest of Certain
                                                             Persons in Matters to be Acted Upon;
                                                             Description of First Alabama Common Stock.
19. Information if proxies, consents, or authorizations
    are not to be solicited or in an exchange offer.......   Not Applicable.

Dear Guaranty Bancorp Stockholder:


     You are cordially invited to attend the Special Meeting of Stockholders of Guaranty Bancorp, Inc. ("Guaranty") to be held at Guaranty's main office, 5353 Essen Lane, Baton Rouge, Louisiana 70809 on May 26, 1994, at 4:00 p.m., local time. At this meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with First Alabama Bancshares, Inc. ("First Alabama") pursuant to which Guaranty will merge (the "Merger") with and into First Alabama, and Guaranty Bank and Trust Company (the "Bank"), a wholly-owned subsidiary of Guaranty, will become a wholly-owned subsidiary of First Alabama and will continue serving its current markets as a state-chartered commercial bank. Upon consummation of the Merger, each share of Guaranty common stock issued and outstanding (except for certain shares held by Guaranty or First Alabama and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 1.09375 shares of First Alabama common stock.

     Stockholders of Guaranty who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their Guaranty shares in cash, as provided by applicable law.

     The enclosed Proxy Statement/Prospectus includes a description of the proposed Merger and provides specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by Guaranty stockholders and approval of the Merger by various regulatory agencies.


     Approval of the Agreement requires the affirmative vote of at least two-thirds of the voting power of Guaranty common stock represented at the Special Meeting. Consequently, an abstention will have the same effect as a vote against the proposal, but a non- vote, unlike an abstention, would reduce the number of affirmative votes required for approval. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with First Alabama is a significant step for Guaranty, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the transaction by marking the enclosed proxy card "FOR" Item One.

                                          Sincerely,

                                          C. C. Dabadie
                                          President and Chief Executive Officer

                            GUARANTY BANCORP, INC.
                5353 ESSEN LANE, BATON ROUGE, LOUISIANA 70809
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                           TO BE HELD MAY 26, 1994


     Notice is hereby given that a Special Meeting of Stockholders of Guaranty Bancorp, Inc. ("Guaranty"), a bank holding company, will be held at Guaranty's main office, 5353 Essen Lane, Baton Rouge, Louisiana 70809 on May 26, 1994, at 4:00 p.m., local time, for the following purposes:


          1. To consider and vote upon the Agreement and Plan of Merger, dated as of December 27, 1993 (the "Agreement"), by and between Guaranty and First Alabama Bancshares, Inc. ("First Alabama") pursuant to which (i) First Alabama will acquire all of the issued and outstanding common stock of Guaranty through the merger of Guaranty with and into First Alabama (the "Merger"), (ii) each share of Guaranty common stock (except for certain shares held by Guaranty or First Alabama and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into 1.09375 shares of First Alabama common stock, and (iii) each Guaranty stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus.

          2. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.

        Only stockholders of record at the close of business on April 27, 1994, are entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof.

     Stockholders of Guaranty have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of Louisiana law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix C. DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER OR CONSOLIDATION IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of Guaranty an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                       By Order of the Board of Directors



                       David K. Kneipp
                       Secretary

Baton Rouge, Louisiana

April 27, 1994

        GUARANTY BANCORP, INC.              FIRST ALABAMA BANCSHARES, INC.
           PROXY STATEMENT                           PROSPECTUS
 FOR SPECIAL MEETING OF STOCKHOLDERS                COMMON STOCK
     TO BE HELD MAY 26, 1994                      (PAR VALUE $.625)



     First Alabama Bancshares, Inc. ("First Alabama") has filed a registration statement with the Securities and Exchange Commission (the "SEC"), covering up to 1,027,584 shares of common stock, par value $.625 per share ("First Alabama Common Stock"), to be issued pursuant to the merger of Guaranty Bancorp, Inc. ("Guaranty") with and into First Alabama (the "Merger"), which is described herein. That registration statement includes this Proxy Statement/Prospectus, which constitutes both a prospectus for the First Alabama Common Stock to be issued upon consummation of the Merger, and a proxy statement furnished in connection with the solicitation by the Board of Directors of Guaranty of proxies from holders of the $1.00 par value common stock of Guaranty ("Guaranty Common Stock") for use at the special meeting of stockholders of Guaranty to be held at Guaranty's main office, 5353 Essen Lane, Baton Rouge, Louisiana 70809 on May 26, 1994, at 4:00 p.m., local time, and at any adjournment thereof (the "Special Meeting").


        At the Special Meeting, Guaranty stockholders of record as of the close of business on April 27, 1994, will consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 27, 1993 (the "Agreement"), by and between Guaranty and First Alabama pursuant to which, among other results, (i) Guaranty will merge with and into First Alabama, and
(ii) each outstanding share of Guaranty Common Stock (excluding certain shares held by Guaranty or First Alabama and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into the right to receive 1.09375 shares of First Alabama Common Stock. As a result of the Merger, the separate existence of Guaranty will cease, and Guaranty Bank and Trust Company (the "Bank"), a wholly-owned subsidiary of Guaranty, will become a wholly-owned subsidiary of First Alabama and will continue in operation serving its current markets as a state-chartered commercial bank. For a further description of the terms of the Merger, see "Description of the Transaction."


     This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of Guaranty on or about April 27, 1994.

      THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                    GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
          THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.


       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS April 27, 1994.

                             AVAILABLE INFORMATION

     First Alabama is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the SEC. Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 75 Park Place, Room 1228, New York, New York 10007, and Everett McKinley Dirksen Building, 219 South Dearborn Street, Room 1204, Chicago, Illinois 60604.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of First Alabama (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about First Alabama and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. First Alabama Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning First Alabama may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST ALABAMA OR GUARANTY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST ALABAMA OR GUARANTY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to First Alabama was supplied by First Alabama, and all information included or incorporated by reference herein with respect to Guaranty was supplied by Guaranty.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by First Alabama pursuant to the Exchange Act are hereby incorporated by reference herein:

          1. First Alabama's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

          2. First Alabama's Current Report on Form 8-K filed with the SEC and dated as of December 31, 1993.

          3. The description of First Alabama Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of First Alabama relating to First Alabama Common Stock and in any amendment or report filed for the purpose of updating such description.

     First Alabama's Annual Report on Form 10-K for the year ended December 31, 1993, incorporates by reference specific portions of First Alabama's Annual Report to Stockholders for that year (the "Annual Report to Stockholders"), but does not incorporate other portions of the Annual Report to Stockholders. Only those portions of the Annual Report to Stockholders captioned "Financial Summary & Review 1993," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

        All documents filed by First Alabama pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, FIRST ALABAMA BANCSHARES, INC., P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE (205) 832-8450). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 18, 1994.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION                                                    2
DOCUMENTS INCORPORATED BY REFERENCE                                      2
SUMMARY                                                                  6
     The Parties                                                         6
     Special Meeting of Guaranty Stockholders                            7
     Record Date; Vote Required                                          7
     The Merger; Exchange Ratio                                          7
     Dissenters' Rights                                                  7
     Reasons for the Merger; Recommendation of Guaranty's Board
      of Directors                                                       8
     Opinion of Guaranty's Financial Advisor                             8
     Effective Date                                                      8
     Exchange of Stock Certificates                                      8
     Regulatory Approvals and Other Conditions                           8
     Waiver, Amendment, and Termination of the Agreement                 9
     Interests of Certain Persons in the Merger                          9
     Certain Federal Income Tax Consequences of the Merger               9
     Certain Differences in Stockholders' Rights                         9
     Comparative Market Prices of Common Stock                          10
     Comparative Per Share Data                                         11
     Selected Financial Data                                            11
THE SPECIAL MEETING                                                     14
     General                                                            14
     Record Date; Vote Required                                         14
DESCRIPTION OF THE TRANSACTION                                          15
     General                                                            15




     Treatment of Guaranty Options                                      15
     Background of and Reasons for the Merger                           16
     Opinion of Guaranty's Financial Advisor                            17
     Effective Date of the Merger                                       19
     Distribution of First Alabama Stock Certificates and
       Payment for Fractional Shares                                    19
     Conditions to Consummation of the Merger                           20
     Regulatory Approvals                                               20
     Waiver, Amendment, and Termination of the Agreement                21
     Conduct of Business Pending the Merger                             22
     Management Following the Merger                                    23
     Interests of Certain Persons in the Merger                         23
     Dissenting Stockholders                                            23
     Certain Federal Income Tax Consequences of the Merger              25
     Accounting Treatment                                               26
     Expenses and Fees                                                  27
     Resales of the First Alabama Common Stock                          27
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS                          27
     Antitakeover Provisions Generally                                  27
     Authorized Capital Stock                                           28
     Amendment of Certificate of Incorporation and Bylaws               29
     Classified Board of Directors and Absence of Cumulative Voting     29
     Removal of Directors                                               30
     Limitations on Director Liability                                  30
     Indemnification                                                    31
     Special Meetings of Stockholders                                   32
     Actions by Stockholders Without a Meeting                          32
     Stockholder Nominations and Proposals                              32
     Business Combinations with Certain Persons                         33
     Mergers, Consolidations, and Sales of Assets Generally             34
     Dissenters' Rights of Appraisal                                    34
     Stockholders' Rights to Examine Books and Records                  34
     Dividends                                                          35
COMPARATIVE MARKET PRICE AND DIVIDENDS                                  36
GUARANTY MANAGEMENT'S DISCUSSION AND ANALYSIS
 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS                       37
     General                                                            37
     Interest Rate Sensitivity                                          37
     Liquidity                                                          38
     Capital Resources                                                  38
     Results of Operations                                              39
     Impact of Inflation and Changing Prices                            40
     Financial Condition                                                40
     Problem Assets and Asset Classification                            41
     Allowance for Possible Losses on Loans and Real Estate             41

BUSINESS OF GUARANTY                                                  43
     Business and Properties                                          43
     Competition                                                      43
     Legal Proceedings                                                43
     Management                                                       44
     Employee Benefit Plans                                           45
     Transactions With Management                                     45
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF GUARANTY              46
BUSINESS OF FIRST ALABAMA                                             46
SUPERVISION AND REGULATION                                            48
     General                                                          48
     Payment of Dividends                                             50
     Transaction with Affiliates                                      51
     Captial Adequacy                                                 51
     Support of Subsidiary Institutions                               52
     Prompt Corrective Action                                         52
     Brokered Deposits                                                54
     FDIC Insurance Assessments                                       54
     New Safety and Soundness Standards                               55
     Depositor Preference                                             55
DESCRIPTION OF FIRST ALABAMA COMMON STOCK                             55
STOCKHOLDER PROPOSALS                                                 56
EXPERTS                                                               56
OPINIONS                                                              56
INDEX TO FINANCIAL STATEMENTS                                         F-1
APPENDIX A--Agreement and Plan of Merger                              A-1
APPENDIX B--Opinion of The Robinson-Humphrey Company, Inc.            B-1
APPENDIX C--Copy of Section 12:131 of Louisiana Act                   C-1

                                   SUMMARY

     The following is a summary of certain information relating to the proposed Merger and the offering of shares of First Alabama Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "First Alabama" and "Guaranty" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.


THE PARTIES

     GUARANTY. Guaranty is a bank holding company organized under the laws of the State of Louisiana with its principal executive offices located in Baton Rouge, Louisiana. Guaranty operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through six offices in East Baton Rouge Parish, Louisiana. At December 31, 1993, Guaranty had total consolidated assets of approximately $180 million, total consolidated deposits of approximately $167 million, and total consolidated stockholders' equity of approximately $12.6 million. Guaranty's principal executive office is located at 5353 Essen Lane, Baton Rouge, Louisiana 70809, and its telephone number at such address is (504) 767-9300.

     FIRST ALABAMA. First Alabama is a regional bank holding company headquartered in Birmingham, Alabama, with at December 31, 1993, 231 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee. On such date, First Alabama had total consolidated assets of approximately $10.5 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $851 million. First Alabama is the third largest bank holding company headquartered in Alabama in terms of assets, based on December 31, 1993 information. Through its subsidiaries, First Alabama offers a broad range of banking and bank-related services.

     First Alabama has entered into definitive agreements to acquire certain additional financial institutions in the States of Alabama, Georgia, and Louisiana, information with respect to which is included under "Business of First Alabama." Such acquisitions are collectively referred to in this Proxy Statement/Prospectus as the "Other Pending Acquisitions."

     First Alabama was incorporated under the laws of the State of Delaware and commenced operations in 1971 as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). First Alabama's principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     At the 1994 Annual Meeting of Stockholders of First Alabama, the stockholders approved a proposal to change the name of the corporation to Regions Financial Corporation. Such name change is anticipated to take effect on May 2, 1994, and commencing on that date, shares of the corporation's common stock will be traded on the Nasdaq National Market under the symbol "RGBK." Accordingly, all references to First Alabama in this Proxy Statement/Prospectus shall after the effective date of the name change refer to Regions Financial Corporation.

     Additional information with respect to First Alabama and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of First Alabama."

SPECIAL MEETING OF GUARANTY STOCKHOLDERS

     The Special Meeting will be held at 4:00 p.m., local time, on May 26, 1994, at Guaranty's main office, 5353 Essen Lane, Baton Rouge, Louisiana 70809, for the purpose of considering and voting upon approval of the Agreement. See "The Special Meeting."

RECORD DATE; VOTE REQUIRED

     Only holders of record of Guaranty Common Stock at the close of business on April 27, 1994 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of at least two-thirds of the voting power of Guaranty Common Stock represented at the Special Meeting will be required to approve the Agreement. As of the Record Date, there were 757,805 shares of Guaranty Common Stock outstanding and entitled to be voted.


     The directors and executive officers of Guaranty and their affiliates beneficially owned, as of the Record Date, 468,665 shares (or approximately 61.8% of the outstanding shares) of Guaranty Common Stock. The directors and executive officers of First Alabama and their affiliates beneficially owned, as of the Record Date, no shares of Guaranty Common Stock. As of that date, neither Guaranty nor First Alabama held any shares of Guaranty Common Stock in a fiduciary capacity for others. See "The Special Meeting -- Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

     The Agreement provides for the acquisition of Guaranty by First Alabama pursuant to the Merger of Guaranty with and into First Alabama. At the time the Merger is consummated (the "Effective Date"), each share of Guaranty Common Stock (excluding any shares held by Guaranty, First Alabama, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into the right to receive 1.09375 shares of First Alabama Common Stock (the "Exchange Ratio"). No fractional shares of First Alabama Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any Guaranty stockholder would be entitled upon consummation of the Merger, based on the "Base Period Trading Price." In this Proxy Statement/Prospectus, "Base Period Trading Price" refers to a value for a whole share of First Alabama Common Stock of $31.7375 (the average closing price of First Alabama Common Stock as reported by the Nasdaq National Maket during the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market, ending on the fifth trading day immediately preceding the date on which the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") was received.) See "Description of the Transaction -- General." This agreement provided for the adjustment of the Exchange Ratio in the event the Base Period Trading Price were equal to or less than $31.00 or equal to or greater than $36.00. As the Base Period Trading Price equalled $31.7375 no adjustment to the Exchange Ratio will be made.

DISSENTERS' RIGHTS

Holders of Guaranty Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive cash in respect of the fair value of such holder's shares of Guaranty Common Stock in accordance with the applicable provisions of Section 12:131 of the Louisiana Business Corporation Law (the "Louisiana Act"). In the event that the Merger is approved by 80% or more of the total voting power of Guaranty, then no stockholder would be entitled to exercise dissenter's rights of appraisal. The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction -- Dissenting Stockholders," and a copy of the applicable provisions of the Louisiana Act is set forth in Appendix C to this Proxy Statement/Prospectus.

REASONS FOR THE MERGER; RECOMMENDATION OF GUARANTY'S BOARD OF DIRECTORS

     Guaranty's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is fair to, and in the best interests of, Guaranty and its stockholders. Accordingly, Guaranty's Board unanimously recommends that Guaranty's stockholders vote FOR approval of the Agreement. In approving the Merger, Guaranty's directors considered Guaranty's financial condition; the financial terms and the income tax consequences of the Merger; the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay; legal advice concerning the proposed merger; and a report and opinion from The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") regarding the value of Guaranty and the fairness of the terms of the Merger to Guaranty stockholders. See "Description of the Transaction -- Background of and Reasons for the Merger."

OPINION OF GUARANTY'S FINANCIAL ADVISOR

     Robinson-Humphrey has rendered an opinion to Guaranty that the Exchange Ratio is fair, from a financial point of view, to the holders of Guaranty Common Stock. The opinion of Robinson-Humphrey is attached as Appendix B to this Proxy Statement/Prospectus. Guaranty stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction -- Opinion of Guaranty's Financial Advisor."

EFFECTIVE DATE

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by First Alabama and Guaranty, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the first business day following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of Guaranty stockholders; or such later date within 30 days thereof as specified by First Alabama. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1994, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction -- Effective Date of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, First Alabama will cause First Alabama Bank, acting in its capacity as exchange agent for First Alabama (the "Exchange Agent"), to mail to the former stockholders of Guaranty a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Guaranty Common Stock for certificates representing shares of First Alabama Common Stock. GUARANTY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction -- Distribution of First Alabama Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

        The proposed Merger is subject to approval by the Federal Reserve and the Louisiana Commissioner of Financial Institutions (the "Louisiana Commissioner"). An application has been filed with each of these agencies for the requisite approvals and the approval of the Federal Reserve has been received. The Louisiana Commisioner has yet to issue its approval of the Merger. There can be no assurance whether the approval of the Louisiana Commissioner will be given, or as to the timing or conditions of such approval. Consummation of the Merger is subject to various other conditions, including receipt of the required approval of Guaranty stockholders, receipt of opinions of counsel or a ruling from the Internal Revenue Service as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction -- Conditions to
Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual action of the Board of Directors of both Guaranty and First Alabama, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by July 31, 1994, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, Guaranty will continue to operate as a bank holding company under its present management. See "Description of the Transaction -- Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Guaranty's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of Guaranty generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification, treatment of outstanding options to purchase Guaranty Common Stock, and eligibility for certain First Alabama employee benefits. See "Description of the Transaction -- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned upon the receipt of an opinion of counsel or a ruling from the Internal Revenue Service to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of Guaranty Common Stock for First Alabama Common Stock will not give rise to gain or loss to Guaranty stockholders, except to the extent of any cash received in lieu of fractional share interests or as a result of a stockholder's perfecting such holder's dissenters' rights of appraisal. See "Description of the Transaction -- Certain Federal Income Tax Consequences of the Merger."

     DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, GUARANTY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, Guaranty stockholders, whose rights are governed by Guaranty's Articles of Incorporation and Bylaws and by the Louisiana Act, will automatically become First Alabama stockholders, and their rights as First Alabama stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by First Alabama's Certificate of Incorporation and Bylaws.

     The rights of First Alabama stockholders differ from the rights of Guaranty stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in First Alabama's governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

     First Alabama Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. Guaranty Common Stock is not traded in any established market.


     The following table sets forth (i) the last sale price of First Alabama Common Stock and the equivalent per share price (as explained below) of Guaranty Common Stock on December 28, 1993, the last trading day immediately preceding public announcement of the proposed acquisition of Guaranty by First Alabama, and April 20, 1994, the last practicable date prior to the mailing of this Proxy Statement/Prospectus, and (ii) the sale price in the last known transaction of purchase and sale of Guaranty Common Stock, which occurred in the third quarter of 1993.



                                                                   Equivalent
                                                                      per
                                                                   Share Price
                              First Alabama      Guaranty          of Guaranty
Market Price Per Share at:    Common Stock      Common Stock       Common Stock
- -------------------------     -------------     ------------       ------------
December 28, 1993                 $32.00              12.00           $35.00
April 20, 1994                     33.87              12.00            37.05



     The equivalent share price of Guaranty Common Stock at each specified date represents the last sale price of a share of First Alabama Common Stock on such date multiplied by the Exchange Ratio of 1.09375. Stockholders are advised to obtain current market quotations for First Alabama Common Stock. No assurance can be given as to the market price of First Alabama Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for First Alabama and Guaranty, (ii) a pro forma combined basis per share of First Alabama Common Stock, and (iii) an equivalent pro forma basis per share of Guaranty Common Stock. The pro forma information gives effect to the Merger on a pooling-of-interests accounting basis and reflects the Exchange Ratio of
1.09375. See "Description of the Transaction -- Accounting Treatment." The pro forma data are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.


     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of First Alabama and Guaranty, including the respective notes thereto, included or incorporated by reference herein. See "Documents Incorporated by Reference," "Selected Financial Data," and "Index to Financial Statements."

                                                              YEAR ENDED DECEMBER 31,
                                                           -----------------------------
                                                            1993       1992       1991
                                                           -------    -------    -------
                                                              (UNAUDITED EXCEPT FIRST
                                                           ALABAMA AND GUARANTY HISTORICAL)
NET INCOME PER COMMON SHARE
First Alabama historical......................             $ 3.01     $ 2.60     $ 2.16
Guaranty historical ..........................               3.21       2.84       1.95
First Alabama and Guaranty pro forma combined(1)             3.01       2.60       2.15
Guaranty pro forma equivalent(2)..............               3.29       2.84       2.35
DIVIDENDS DECLARED PER COMMON SHARE
First Alabama historical......................             $ 1.04     $ 0.91     $ 0.87
Guaranty historical..............................            0.00       0.00       0.00
Guaranty pro forma equivalent(3).................            1.14       1.00       0.95
BOOK VALUE PER COMMON SHARE (PERIOD END)
First Alabama historical.....................              $20.73     $17.62     $15.76
Guaranty historical..............................           16.60      13.27      10.33
First Alabama and Guaranty pro forma combined....           20.62      17.50      15.62
Guaranty pro forma equivalent(2)..............              22.55      19.14      17.08

- ---------------

(1) Represents the combined results of First Alabama and Guaranty as if the Merger were consummated on January 1, 1991, and were accounted for as a pooling-of-interests.

(2) Represents pro forma combined information multiplied by the assumed Exchange Ratio of 1.09375 of a share of First Alabama Common Stock for each share of Guaranty Common Stock.

(3) Represents historical dividends per share paid by First Alabama multiplied by the assumed Exchange Ratio of 1.09375 of a share of First Alabama Common Stock for each share of Guaranty Common Stock.



SELECTED FINANCIAL DATA

        The following tables present certain selected historical financial information for First Alabama and Guaranty. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning First Alabama and Guaranty incorporated by reference or included herein. See "Documents Incorporated by Reference," "Guaranty Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business of Guaranty," and "Index to Financial Statements."

SELECTED HISTORICAL FINANCIAL DATA OF FIRST ALABAMA


                                                                   Year Ended December 31,
                                              ---------------------------------------------------------------
                                              1993           1992           1991          1990           1989
                                              ----           ----           ----          ----           ----

(In thousands except per share data and ratios)
Income Statement Data:
     Total interest income               $   555,667     $  536,747     $  556,821     $  519,753     $  496,392
     Total interest expense                  213,614        224,068        292,017        297,613        292,687
     Net interest income                     342,053        312,679        264,804        222,140        203,705
     Provision for loan losses                21,533         27,072         24,005         24,208         15,800
     Net interest income after
          loan loss provision                320,520        285,607        240,799        197,932        187,905
     Total noninterest income
          excluding security gains (losses)  131,949        119,130        101,964         94,730         71,976
     Security gains (losses)                      78            (53)          (507)          (982)           506
     Total noninterest expense               287,026        264,659        230,340        195,611        176,707
     Income tax expense                       53,476         44,977         33,660         27,175         21,046
     Net income                          $   112,045     $   95,048     $   78,256     $   68,894     $   62,634

Per Share:
     Net Income                          $      3.01     $     2.60     $     2.16     $     1.91     $     1.72
     Cash dividends                             1.04           0.91           0.87           0.84           0.76
     Book value                                20.73          17.62          15.76          14.54          13.48

Other Information:
     Average number of shares outstanding     37,205         36,532         36,191         36,097         36,331

Balance Sheet Data (period end):
     Total assets                        $10,476,348     $7,881,026     $6,745,053     $6,344,406     $5,549,612
     Investment securities                 2,368,445      1,670,170      1,575,725      1,489,200      1,133,087
     Loans, net of unearned income         6,833,246      5,142,531      4,274,958      4,092,262      3,552,082
     Total deposits                        8,770,694      6,701,142      5,917,028      5,353,211      4,744,364
     Long-term debt                          462,862        136,990         18,782         19,707         45,343
     Stockholders' equity                    850,965        656,655        572,971        524,132        489,441
Performance Ratios:
     Return on average assets                   1.40%          1.34%          1.23%          1.23%          1.20%
     Return on average stockholders'
          equity                               16.14          15.64          14.27          13.64          13.25
     Net interest margin                        4.82           4.98           4.78           4.67           4.65
     Efficiency (1)                            59.24          59.87          60.77          59.22          60.68
     Dividend payout                           34.55          35.00          40.28          43.98          44.19

Asset Quality Ratios:
     Net charge-offs to average loans,
          net of unearned income                 .19%          0.28%          0.35%          0.44%          0.42%
     Problem assets to net loans and
          other real estate (2)                  .84           0.70           0.89           0.98           0.72
     Nonperforming assets to net loans and
          other real estate (3)                 1.03           0.81           1.01           1.12           0.94
     Allowance for loan losses to loans,
          net of unearned income                1.47           1.43           1.28           1.10           1.05
     Allowance for loan losses to
          nonperforming assets (3)            143.05         175.92         126.32          98.18         110.71

Liquidity and Capital Ratios:
     Average stockholders' equity to
          average assets                        8.70%          8.59%          8.63%          9.03%          9.06%
     Average loans to average deposits         78.14          72.46          73.40          76.67          75.23
     Tier 1 risk-based capital (4)             11.13          11.68          11.85          11.31           n/a
     Total risk-based capital (4)              13.48          14.44          13.19          12.51           n/a
     Tier 1 leverage (4)                       10.11           8.44           8.40           7.65           8.36
- --------------------

(1) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(2) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%

SELECTED HISTORICAL FINANCIAL DATA OF GUARANTY



                                                                   Year Ended December 31,
                                              ---------------------------------------------------------------
                                              1993           1992           1991           1990          1989
                                              ----           ----           ----           ----          ----
(In thousands except per share data and ratios)
Income Statement Data:
     Total interest income                 $ 13,429       $ 13,010       $ 12,219       $ 10,438      $  8,638
     Total interest expense                   4,909          5,117          6,234          5,777         4,902
     Net interest income                      8,520          7,893          5,985          4,661         3,736
     Provision for loan losses                  680            962            806            817           768
     Net interest income after
          loan loss provision                 7,840          6,931          5,179          3,844         2,968
     Total noninterest income
          excluding security gains (losses)   1,394          1,147          1,096            838           684
     Security gains (losses)                     52            105            (46)          (177)          -0-
     Total noninterest expense                5,514          4,864          4,079          3,211         2,874
     Income tax expense                       1,250          1,109            703            456           235
     Net income                            $  2,522       $  2,210       $  1,447       $    838      $    543

Per Share:
     Net Income                            $   3.21       $   2.84       $   1.95       $   1.23      $   0.83
     Cash dividends                             -0-            -0-            -0-            -0-           -0-
     Book value                               16.60          13.27          10.33           8.31          6.97

Other Information:
     Average number of shares outstanding       785            777            743            680           655

Balance Sheet Data (period end):
     Total assets                          $180,948       $168,984       $147,285       $111,817      $ 88,108
     Investment securities                   36,090         24,812         24,954         16,026        11,041
     Loans, net of unearned income          130,722        126,530        103,634         82,870        62,874
     Total deposits                         167,342        157,735        137,987        104,179        81,988
     Long-term debt                             515            691            791            871           932
     Stockholders' equity                    12,577          9,986          7,776          5,924         4,566

Performance Ratios:
     Return on average assets                  1.42%          1.42%          1.17%          0.92%         0.77%
     Return on average stockholders'
          equity                              21.55          23.45          19.90          14.95         11.68
     Net interest margin                       5.07           5.37           5.06           5.24          5.22
     Efficiency (1)                           56.54          54.26          53.94          55.44         61.37
     Dividend payout                           0.00           0.00           0.00           0.00          0.00

Asset Quality Ratios:
     Net charge-offs to average loans,
          net of unearned income               0.56%          0.52%          0.68%          0.59%         1.14%
     Problem assets to net loans and
          other real estate (2)                1.71           2.62           3.20           4.23          4.61
     Nonperforming assets to net loans and
          other real estate (3)                1.71           2.62           3.20           4.33          4.95
     Allowance for loan losses to loans,
          net of unearned income               1.50           1.59           1.60           1.70          1.77
     Allowance for loan losses to
          nonperforming assets (3)            86.73          59.92          49.35          40.92         34.82

Liquidity and Capital Ratios:
     Average stockholders' equity to
          average assets                       6.85%          6.04%          5.86%          6.12%         6.56%
     Average loans to average deposits        78.26          78.76          78.60          79.47         79.40
     Tier 1 risk-based capital (4)            10.56           8.53           8.10           7.95           n/a
     Total risk-based capital (4)             11.81           9.78           9.35           9.20           n/a
     Tier 1 leverage (4)                       6.86           6.09           5.43           5.46          5.34
- --------------------


(1) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from sales of assets.

(2) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.

(3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.

(4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%

                            THE SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of Guaranty Common Stock in connection with the solicitation by the Guaranty Board of Directors of proxies for use at the Special Meeting, at which Guaranty stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 4:00 p.m., local time, on May 26, 1994, at the main offices of Guaranty, located at 5353 Essen Lane, Baton Rouge, Louisiana 70809.

     Guaranty stockholders are requested promptly to sign, date, and return the accompanying proxy card to Guaranty in the enclosed postage-paid, addressed envelope. Failure to return your properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

     Any Guaranty stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to Guaranty a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by Guaranty before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to Guaranty Bancorp, Inc., 5353 Essen Lane, Baton Rouge, Louisiana 70809; Attention: David K. Kneipp, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of Guaranty Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, Guaranty is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of Guaranty, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

     Guaranty stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

     Guaranty's Board of Directors has established the close of business on April 27, 1994, as the Record Date for determining the Guaranty stockholders entitled to notice of and to vote at the Special Meeting. Only Guaranty stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative vote of the holders of two-thirds of the voting power of Guaranty Common Stock represented at the Special Meeting is required in order to approve the Agreement. Therefore, returning an executed proxy card marked as an abstention will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. Non-votes in the form of failing to return a properly executed proxy card, unlike explicit abstentions, will have the effect of reducing the number of affirmative votes required for approval of the Agreement, but will not be counted toward a quorum at the Special Meeting. As of the Record Date, there were 757,805 shares of Guaranty Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by Guaranty to beneficially own more than 5.0% of the outstanding shares of Guaranty Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of Guaranty."

     The presence, in person or by proxy, of a majority of the outstanding shares of Guaranty Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of Guaranty Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. As discussed above, once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of two-thirds of the voting power of Guaranty Common Stock represented at the Special Meeting.

     The directors and executive officers of Guaranty and their affiliates beneficially owned, as of the Record Date, 468,665 shares (or approximately
61.8 % of the outstanding shares) of Guaranty Common Stock. The directors and executive officers of First Alabama and their affiliates beneficially owned, as of the Record Date, no shares of Guaranty Common Stock. As of that date, no subsidiary of either Guaranty or First Alabama held any shares of Guaranty Common Stock in a fiduciary capacity for others.

                        DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the proposed Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Each share of Guaranty Common Stock (excluding any shares held by Guaranty, First Alabama, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into the right to receive 1.09375 shares of First Alabama Common Stock. Each share of First Alabama Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of First Alabama Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, First Alabama will make a cash payment equal to the fractional interest which a Guaranty stockholder would otherwise receive multiplied by the Base Period Trading Price of $31.7375 (the average closing price of First Alabama Common Stock as reported by the Nasdaq National Market during the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market, ending on the fifth trading day immediately preceding the date on which the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") was received.)




     The Agreement provided for the adjustment of the Exchange Ratio in the event the Base Period Trading Price were equal to or less than $31.00 or equal to or greater than $36.00. As the Base Period Trading Price equalled $31.7375 no adjustment to the Exchange Ratio will be made.

TREATMENT OF GUARANTY OPTIONS

     The Agreement provides that all rights with respect to Guaranty Common Stock pursuant to stock options or stock appreciation rights granted by Guaranty under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to First Alabama Common Stock, and First Alabama will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase First Alabama Common Stock, with the exercise price and number of shares of First Alabama Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The only executive officer or director of Guaranty that as of the date of this Proxy Statement/Prospectus holds outstanding options is C.C. Dabadie, President and Chief Executive Officer of Guaranty and the Bank, who holds exercisable options to purchase 50,000 shares of Guaranty Common Stock.


BACKGROUND OF AND REASONS FOR THE MERGER



     GUARANTY'S REASONS FOR THE MERGER. In approving the Merger, the directors of Guaranty considered a number of factors. Without assigning any relative or specific weights to the factors, the Guaranty Board of Directors considered the following material factors:

     (a) the information presented to the directors by the management of Guaranty concerning the business, operations, earnings, asset quality, and financial condition of Guaranty, including compliance with regulatory capital requirements on an historical and prospective basis;

     (b) the financial terms of the Merger, including the relationship of the merger price to the market value, tangible book value, and earnings per share of Guaranty Common Stock, the partial protection against a decline in the market value of First Alabama Common Stock, and the partial participation in any appreciation in value of First Alabama Common Stock;


     (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Guaranty Common Stock for First Alabama Common Stock for federal and state income tax purposes;



     (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;



     (e) the report of Robinson-Humphrey reviewing a comparison of Guaranty to selected peer banks, premiums paid in other merger transactions, a mark-to-market analysis of Guaranty, and a discounted cash-flow analysis of Guaranty; and



     (f) the opinion rendered by Robinson-Humphrey to the effect that, from a financial point of view, the exchange of Guaranty Common Stock for First Alabama Common Stock on the terms and conditions set forth in the Agreement is fair to the holders of Guaranty Common Stock.


     The terms of the Merger were the result of arms-length negotiations between representatives of Guaranty and representatives of First Alabama.
Based upon the consideration of the foregoing factors, the Board of Directors of Guaranty unanimously approved the Merger as being in the best interests of Guaranty and its stockholders.

     GUARANTY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GUARANTY STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

     FIRST ALABAMA'S REASONS FOR THE MERGER. The First Alabama Board of Directors has approved the Agreement and determined that the Merger is in the best interests of First Alabama and its stockholders. In approving the Agreement, the First Alabama Board considered a number of factors. Without assigning any relative or specific weights to the factors, the First Alabama Board of Directors considered the following material factors:

     (a) a review, based in part on a presentation by First Alabama management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of Guaranty on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which Guaranty operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of First Alabama's due diligence review of Guaranty; and

     (b) a variety of factors affecting and relating to the overall strategic focus of First Alabama, including First Alabama's desire to expand into markets in the general vicinity of its core markets.


OPINION OF GUARANTY'S FINANCIAL ADVISOR

     GENERAL. Guaranty retained Robinson-Humphrey to act as its financial advisor in connection with the Merger. Robinson-Humphrey has rendered an opinion to Guaranty's Board of Directors that, based on the matters set forth therein, the consideration to be received pursuant to the Merger is fair, from a financial point of view, to the Guaranty stockholders. The text of such opinion is set forth in Appendix B to this Proxy Statement/Prospectus and should be read in its entirety by stockholders of Guaranty.

         The consideration to be received by Guaranty stockholders in the Merger was determined by Guaranty and First Alabama in their negotiations. No limitations were imposed by the Board of Directors or management of Guaranty upon Robinson-Humphrey with respect to the investigations made or the procedures followed by Robinson-Humphrey in rendering its opinion.

         In connection with rendering its opinion to Guaranty's Board of Directors, Robinson-Humphrey performed a variety of financial analyses. However, the preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Robinson-Humphrey, in conducting its analysis and in arriving at its opinion, has not conducted a physical inspection of any of the properties or assets of Guaranty and has not made or obtained any independent valuation or appraisals of any properties, assets, or liabilities of Guaranty. Robinson-Humphrey has assumed and relied upon the accuracy and completeness of the financial and other information that was provided to it by Guaranty or that was publicly available. Its opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to it as of the date of, its analyses.

     The following is a brief summary of the analyses performed by Robinson-Humphrey in connection with rendering its opinion on the Merger.


     VALUATION METHODOLOGIES. In connection with its opinion on the Merger and the presentation of that opinion to Guaranty's Board of Directors, Robinson-Humphrey performed three valuation analyses with respect to Guaranty:
(i) a comparison with comparable publicly traded companies; (ii) an analysis of comparable prices and terms of recent transactions involving banks buying banks; and (iii) a discounted cash flow analysis. For purposes of the comparable company and comparable transaction analyses, First Alabama Common Stock was valued at $31.00 per share. Each of these methodologies is discussed briefly below.

         COMPARABLE COMPANY ANALYSIS. In performing its comparable company analysis, Robinson-Humphrey analyzed the market trading of Guaranty Common Stock relative to publicly traded banks that had total assets comparable to Guaranty. The institutions included in the comparison to Guaranty consisted of: American Bancorp of Nevada (ABCN), Allied Bankshares, Inc. (ABGA), Ambanc Corp. (AMBK), ANB Corporation (ANBC), Aspen Bancshares (ASBK), BancFirst Ohio Corp. (BFOH), Bank of San Perdo (BOSP), Community Banks, Inc. (CBKI), Community Bancorp (CBNK), Commercial Bancorp of Colorado (CBOCA), Commercial Bancorp (CBOR), Centennial Bancorp (CEBC), Chattahoochee Bancorp, Inc. (CHBC), Citizens National Corp. (CNCN), CoBancorp, Inc. (COBI), Century South Banks, Inc. (CSBI), Cornerstone Financial Corp. (CSTN), First Bancorp
         (FBNC), First Charter Corporation (FCTR), First Fidelity Bancorp, Inc.
         (FFWV), First of Long Island Corp (FLIC), 1st United Bancorp (FUBC), First United Corporation (FUNC), George Mason Bankshares, Inc. (GMBS), Bank of Granite Corporation (GRAN), Independent Bank Corporation
         (IBCP), Interchange Financial (ISB), Landmark Bancorp (LMBC), LSB Bancshares (LXBK), Miners National Bancorp, Inc. (MNBC), Mason-Dixon Bancshares, Inc. (MSDX), First National Bank Corp. (MTCL), National City Bancshares (NCBE), Northim Bank (NRIM), Northwest Illinois Bancorp (NWIB), Penn Central Bancorp (PCBC), Peoples Bank (PEBK), Peoples Bancorp Inc. (PEBO), Pacific Inland Bancorp (PIBC), Princeton National Bancorp (PNBC), Pinnacle Financial Services (PNFI), Royal Bank of Pennsylvania (RBPAA), Redwood Empire Bancorp (REB), Rock Financial Corp (RFIN), South Alabama Bancorp (SABC), Sterling Bancshares (SBIB), State Financial Services (SFSW), SJNB Financial Corp. (SJNB), Sierra Tahoe Bancorp (STBS), Sun Bancorp (SUBI), S.Y. Bancorp, Inc. (SYBA), Tompkins County Trust Company (TCTC), University National B&TC (UNNB), and Washington Trust Bancorp, Inc. (WASH).

         Among the market trading information compared was market price to book value and tangible book value, of which the mean multiples for the comparables was 156.4 percent and 160.4 percent respectively, compared to the multiple of approximately 222.0 percent of book value and tangible book value represented by the consideration to be received by Guaranty stockholders in the Merger. Also examined was market price to the latest 12 months earnings per share, for which the average multiple for the comparable banks was 12.7, compared to a multiple of approximately 11.3 represented by the consideration to be received by Guaranty stockholders in the Merger.

         COMPARABLE TRANSACTION ANALYSIS. Robinson-Humphrey performed an analysis of premiums paid for selected banks with comparable characteristics to Guaranty. Comparable transactions were considered to be transactions since January 1, 1993, where the seller had assets between $100 and $500 million and a return on average assets of greater than 1.25 percent for trailing 12 months earnings.

         Based on the foregoing transactions, the analysis yielded a range of transaction values to book value of 124.69 percent to 310.85 percent with a mean of 181.51 percent and a median of 179.25 percent. These compare to a transaction value for the Merger of approximately 222.0 percent of Guaranty book value as of September 30, 1993.

         In addition, the analysis yielded a range of transaction values as a percentage of tangible book value for the comparable transactions ranging from 124.69 percent to 310.85 percent, with a mean of 185.36 percent and a median of 180.33 percent. These compare to a transaction value to tangible book value at September 30, 1993 of approximately 222.0 percent for the Merger.

         Lastly, the analysis yielded a range of transaction values as a multiple of trailing 12 months earning per share. These values ranged from 4.67 times to 25.22 times, with a mean of 11.77 times and a median of 11.54 times. These compare to a transaction value to the September 30, 1993 trailing 12 months earnings per share of 11.30 times for the Merger.

         No company or transaction used in the comparable company or comparable transaction analyses is identical to Guaranty. Accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments, as well as other factors that affect the public trading value or the acquisition value of the company to which it is being compared.

         DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future stream of after-tax cash flows that Guaranty could produce through 1998, under various circumstances, assuming that Guaranty performed in accordance with the earnings/return projections of management at the time that Guaranty entered into acquisition discussions in December, 1993. Robinson-Humphrey estimated the terminal value for Guaranty at the end of the period by applying multiples of earnings ranging from 9.0 times to 11.0 times and then discounting the cash flow streams, dividends paid to stockholders, and terminal value using differing discount rates (ranging from 9.0 percent to 11.0 percent) chosen to reflect different assumptions regarding the required rates of return of Guaranty and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a reference range of $19.2 million to $25.7 million, or $23.81 to $31.87 per share, for Guaranty.


     COMPENSATION OF ROBINSON-HUMPHREY. Pursuant to the engagement of Robinson-Humphrey, Guaranty agreed to pay Robinson-Humphrey (at closing) an incremental success fee equal to 1.5% on the total consideration received by the Guaranty stockholders. Guaranty has also agreed to indemnify and hold harmless Robinson-Humphrey and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence of Robinson-Humphrey. Based on the closing price of First Alabama Common Stock on April 20, 1994, Robinson-Humphrey would be entitled upon consummation of the Merger to receive a fee of approximately $421,000.


         As part of its investment banking business, Robinson-Humphrey is regularly engaged in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. Guaranty's Board of Directors decided to retain Robinson-Humphrey based on its experience as a financial advisor in mergers and acquisitions of financial institutions, particularly transactions in the Southern region of the United States, and its knowledge of financial institutions and Guaranty in particular.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by First Alabama and Guaranty, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of Guaranty stockholders; or such later date within 30 days thereof as specified by First Alabama.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. First Alabama and Guaranty anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1994. However, delays in the consummation of the Merger could occur.

     The Board of Directors of either First Alabama or Guaranty generally may terminate the Agreement if the Merger is not consummated by July 31, 1994. See " -- Conditions to Consummation of the Merger" and " -- Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF FIRST ALABAMA STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL
SHARES

     Promptly after the Effective Date, First Alabama will cause First Alabama Bank, acting in the capacity of Exchange Agent, to mail to the former stockholders of Guaranty a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of Guaranty Common Stock for certificates representing shares of First Alabama Common Stock.

     GUARANTY STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for Guaranty Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Guaranty Common Stock surrendering such items a certificate or certificates representing the number of shares of First Alabama Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, Guaranty stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of First Alabama Common Stock the number of whole shares of First Alabama Common Stock into which their Guaranty Common Stock has been converted, regardless of whether such stockholders have surrendered their Guaranty Common Stock certificates. No dividend or other distribution payable after the Effective Date with respect to First Alabama Common Stock, however, will be paid to the holder of any unsurrendered Guaranty certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

     After the Effective Date, there will be no transfers of shares of Guaranty Common Stock on Guaranty's stock transfer books. If certificates representing shares of Guaranty Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of First Alabama Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

     (a) approval from the Federal Reserve and the Louisiana Commissioner, without any conditions or restrictions that would, in the reasonable good faith judgment of First Alabama's Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement as to render inadvisable the consummation of the Merger and compliance with the BHC Act;

     (b) the approval by the holders of at least two-thirds of the voting power of Guaranty Common Stock represented at the Special Meeting;

     (c) the absence of any action by any governmental authority restraining or prohibiting the Merger;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of Guaranty Common Stock for First Alabama Common Stock will not give rise to recognition of gain or loss to Guaranty stockholders, except to the extent of any cash received; and

     (e) the approval for listing on the Nasdaq National Market of the shares of First Alabama Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others: (i) the delivery by First Alabama and Guaranty of opinions of their respective counsel and certificates executed by their respective Chief Executive Officers and Chief Financial Officers as to compliance with the Agreement; (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iii) the receipt by First Alabama of a letter from Guaranty's independent accountants with respect to certain financial information regarding Guaranty.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

     First Alabama and Guaranty are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.


     The Federal Reserve approved the Merger on April 15, 1994.


     The Merger also is subject to the approval of the Louisiana Commissioner, which approval has not been received as of the date of this Proxy
Statement/Prospectus. In its evaluation, the Louisiana Commissioner will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefited by the provision or (ii) amended by a written agreement between First Alabama and Guaranty approved by their respective Boards of Directors; provided, however, that after approval by the Guaranty stockholders, no amendment decreasing the consideration to be received by Guaranty stockholders may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by Guaranty stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required regulatory approval, provided that the terminating party is not then in material breach of any provision of the Agreement, or by the Board of Directors of First Alabama if any required regulatory approval is conditioned or restricted in the manner described under " -- Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of at least two-thirds of the voting power of Guaranty Common Stock represented at the Special Meeting shall not have approved the Agreement, provided that the terminating party is not then in material breach of any provision of the Agreement;

     (c) by mutual agreement of the Boards of Directors of First Alabama and Guaranty;

     (d) by the Board of Directors of either party, in the event of a breach of any provision of the Agreement which meets certain standards specified in the Agreement;

     (e) by the Board of Directors of either party if the Merger shall not have been consummated by July 31, 1994, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement; or




     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of Guaranty and First Alabama generally has agreed, unless the prior consent of the other party is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact its business organizations and assets, maintain its rights and franchises, and take no action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either Guaranty or First Alabama prior to consummation of the Merger, as described below.

     GUARANTY. Guaranty has agreed not to take certain action relating to the operation of its business pending consummation of the Merger without the prior approval of First Alabama. Those actions generally include, without limitation: (i) amending its Articles of Incorporation or Bylaws; (ii) becoming responsible for any obligation for borrowed money in excess of an aggregate of $50,000 (except in the ordinary course of business consistent with past practices); (iii) acquiring or exchanging any shares of its capital stock or paying any dividend or other distribution in respect of its capital stock;
(iv) issuing or selling any additional shares of any Guaranty capital stock, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement or pursuant to the exercise of outstanding stock options); (v) adjusting or reclassifying any of its capital stock; (vi) acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees or officers (except as previously disclosed to First Alabama or as required by law), paying any bonus (except as previously disclosed to First Alabama or in accordance with any existing program or plan), entering into or amending any severance agreements with officers (except as previously disclosed to First Alabama), or granting any increase in compensation or other benefits to directors;

(viii) entering into or amending any employment contract that it does not have the unconditional right to terminate (except as previously disclosed to First Alabama and except for any amendment required by law); (ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except as previously disclosed to First Alabama and except for any change required by law or advisable to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any litigation (except in accordance with past practices); or (xii) modifying or terminating any material contract.

     In addition, Guaranty has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. Guaranty also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, Guaranty has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     FIRST ALABAMA. The Agreement prohibits First Alabama, prior to the earlier of the Effective Date or the termination of the Agreement, from taking any action that would materially adversely affect the ability of either party to obtain the requisite governmental approvals or to perform its covenants and agreements under the Agreement.

MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of First Alabama. Information concerning the management of First Alabama is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement provides that First Alabama will, and will cause Guaranty to, maintain all rights of indemnification existing in favor of each person entitled to indemnification from Guaranty or any of its subsidiaries on terms no less favorable than the rights provided in the Certificate of Incorporation or Bylaws of Guaranty or its subsidiaries, as the case may be, or the rights otherwise in effect on the date of the Agreement, and that such rights will continue in full force and effect for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date. In addition, the Agreement further provides for a period of one year after the Effective Date, First Alabama shall use its reasonable efforts to maintain in effect Guaranty's existing directors' and officers' liability insurance policy (or comparable policies) with respect to claims arising from facts or events which occurred prior to the Effective Date and covering persons who are currently covered by such insurance; provided that First Alabama shall not be obligated to make premium payments for such one-year period in respect of such policy which exceed 150% of the annual premium payment on Guaranty's current policy in effect as of the date of the Agreement.

     The Agreement also provides that, after the Effective Date, First Alabama will provide generally to officers and employees of Guaranty and its subsidiaries who become officers or employees of First Alabama or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of First Alabama Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by First Alabama and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with Guaranty or its subsidiaries prior to the Effective Date will be treated as service with First Alabama or its subsidiaries. The Agreement further provides that First Alabama will cause Guaranty to honor all employment, severance, consulting, and other compensation contracts previously disclosed to First Alabama between Guaranty or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under Guaranty's benefit plans.

     As described above under " -- Treatment of Guaranty Options," the Agreement also provides that all rights with respect to Guaranty Common Stock pursuant to stock options or stock appreciation rights granted by Guaranty under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to First Alabama Common Stock, and First Alabama will assume each of such options in accordance with its terms.


     As of the Record Date, April 27, 1994, directors and executive officers of Guaranty owned no shares of First Alabama Common Stock.


DISSENTING STOCKHOLDERS

     GENERAL. Each Guaranty stockholder who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders provided in
Section 12:131 of the Louisiana Act, a copy of which is included as Appendix C to this Proxy Statement/Prospectus.

     STATUTORY REQUIREMENTS. The following is a summary of the steps to be taken by a Guaranty stockholder who is interested in perfecting such holder's dissenters' rights, and should be read in conjunction with the full text of
Section 12:131 of the Louisiana Act. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of Guaranty Common Stock to perfect their dissenters' rights. If the Merger is approved by 80% or more of the total voting power of Guaranty, then no stockholder will be entitled to exercise dissenters' rights of appraisal.


     Any written objection, demand, or notice required by the Louisiana Act in connection with the exercise of dissenters' rights must be sent to Guaranty, at 5353 Essen Lane, Baton Rouge, Louisiana 70809, Attention: David K. Kneipp, Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.


     Any holder of Guaranty Common Stock who disapproves of or objects to the proposed Merger and who wishes to receive in cash the "fair value" of such shares (determined immediately before the Merger is consummated without regard to any appreciation or depreciation thereof in anticipation of the Merger) may elect to do so by taking all of the following steps:

     (a) Such stockholder must file with Guaranty, prior to or at the Special Meeting, a written objection to the proposed Merger.

     (b) Such stockholder must vote such holder's shares against the Merger. If the Merger is approved by the required vote, but by less than 80% of the total voting power, and the Merger authorized thereby is effected, Guaranty promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who filed such written objection to, and voted such holder's shares against, the Merger, at such stockholder's last address on Guaranty's records.

     (c) Each such stockholder must, within 20 days after the mailing of such notice to such holder, but not thereafter, file with Guaranty a demand in writing for the fair cash value of such holder's shares as of the day before such vote was taken, and such holder must state in such demand the value demanded, and a post office address to which the reply of Guaranty may be sent.

     (d) At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in East Baton Rouge Parish the certificates representing such holder's shares, duly endorsed and transferred to Guaranty upon the sole condition that such certificates shall be delivered to Guaranty upon payment of the value of the shares determined in accordance with the provisions of Section 12:131.

      (e) With the demand, the stockholder must deliver to Guaranty the written acknowledgment of such bank or trust company that it so holds such holder's certificates of stock.

         Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the Merger. If Guaranty does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within 20 days after receipt of such demand and acknowledgment, notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.

         In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of Guaranty's disagreement, but not thereafter, may file suit against Guaranty, or the merged or consolidated corporation, as the case may be, in the district court of East Baton Rouge Parish, praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of Guaranty Common Stock as of the day before the Merger was consummated, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due and, if so, such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against Guaranty for the fair cash value of such holder's shares of Guaranty Common Stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by Guaranty conclusively shall bind the stockholder (i) by Guaranty's statement that no payment is due or (ii) if Guaranty does not contend that no payment is due, to accept the value of such holder's shares of Guaranty Common Stock as fixed by Guaranty in its notice of disagreement.

     Any stockholder who fails to timely take each of the required actions outlined above conclusively will be presumed to have consented to the Agreement and will not be entitled to exercise the rights of a dissenting stockholder. Any stockholder who timely takes each of the required actions outlined above thereafter shall retain all rights of a stockholder, except the right to receive 1.09375 shares of First Alabama Common Stock, subject to adjustment, for each share of Guaranty Common Stock held thereby upon the effectuation of the proposed Merger, until those rights are modified by the effectuation of the proposed Merger.

     A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 12:131 of the Louisiana Act. Such a demand may be withdrawn by the stockholder at any time before Guaranty gives notice of disagreement, as provided by the Louisiana Act. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of Guaranty. If a notice of election is withdrawn, or the Merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of Guaranty Common Stock, or the stockholder shall otherwise lose such holder's dissenter's rights, such holder shall not have the right to receive payment for such holder's shares of Guaranty Common Stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to Guaranty), and such holder shall be reinstated to all rights as a stockholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of Guaranty, the fair value thereof in cash as determined by the First Alabama Board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to First Alabama, has rendered an opinion to First Alabama and Guaranty concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

                 (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Louisiana Act, the Merger will be a reorganization within the meaning of Section 368(a)(1)(A). Guaranty and First Alabama will each be "a party to a reorganization" within the meaning of
Section 368(b).

                 (b) Guaranty will recognize no gain or loss upon the transfer of its assets to First Alabama in exchange solely for First Alabama Common Stock and the assumption by First Alabama of the liabilities of Guaranty.

                 (c) No gain or loss will be recognized by First Alabama on receipt of Guaranty's assets in exchange for First Alabama Common Stock.

                 (d) The basis of Guaranty's assets in the hands of First Alabama will, in each case, be the same as the basis of those assets in the hands of Guaranty immediately prior to the transaction.

                 (e) The holding period of the assets of Guaranty in the hands of First Alabama will, in each case, include the period during which such assets were held by Guaranty.

                 (f) The stockholders of Guaranty will recognize no gain or loss upon the exchange of their Guaranty Common Stock solely for shares of First Alabama Common Stock.

                 (g) The basis of the First Alabama Common Stock received by the Guaranty stockholders in the proposed transaction will, in each instance, be the same as the basis of the Guaranty Common Stock surrendered in exchange therefor.

                 (h) The holding period of the First Alabama Common Stock received by the Guaranty stockholders will, in each instance, include the period during which the Guaranty Common Stock surrendered in exchange therefor was held, provided that the Guaranty Common Stock was held as a capital asset on the date of the exchange.

                 (i) The payment of cash to Guaranty stockholders in lieu of fractional share interests of First Alabama Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by First Alabama. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a).

                 (j) Where solely cash is received by a Guaranty stockholder in exchange for his Guaranty Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of his Guaranty Common Stock, subject to the provisions and limitations of Section 302.

     The tax opinion does not address any state, local, or other tax consequences of the Merger. GUARANTY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a "pooling-of-interests," as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their historical amounts.

     All unaudited pro forma financial information contained in this Proxy Statement/Prospectus has been prepared using the pooling-of-interests method to account for the Merger. See "Summary -- Comparative Per Share Data."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that First Alabama will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus. Notwithstanding the foregoing, the Agreement provides that, under certain circumstances involving termination of the Agreement or failure to consummate the Merger, for a specified time period (not exceeding 12 months) following such termination or failure to consummate, it will be a binding condition to Guaranty's entering into any letter of intent or agreement with respect to any business combination with any third party (the "Business Combination") that such third party will pay First Alabama its direct expenses, plus an amount not to exceed 2% of the consideration paid in the Business Combination, for the indirect costs and expenses incurred by First Alabama in negotiating and carrying out the transactions contemplated by the Agreement.

RESALES OF THE FIRST ALABAMA COMMON STOCK

     The First Alabama Common Stock to be issued to Guaranty stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, Guaranty (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting.
Affiliates may not sell shares of First Alabama Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.

     Each person who Guaranty reasonably believes will be an affiliate of Guaranty has delivered to First Alabama a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any First Alabama Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.


                EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of Guaranty Common Stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Act and Guaranty's Articles of Incorporation, as amended, (the "Articles"), and Bylaws, for shares of First Alabama, a Delaware corporation governed by the Delaware GCL, and First Alabama's Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of Guaranty stockholders and those of First Alabama stockholders. The differences deemed material by Guaranty and First Alabama are summarized below. In particular, First Alabama's Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of First Alabama unless the potential acquirer has obtained the approval of First Alabama's Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Act and the Delaware GCL as well as to First Alabama's Certificate and Bylaws and Guaranty's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of First Alabama's Certificate and Bylaws described below under the headings, "Authorized Capital Stock," "Amendment of Certificate of Incorporation and Bylaws," "Classified Board of Directors and Absence of Cumulative Voting," "Removal of Directors," "Director Exculpation," "Special Meetings of Stockholders," "Actions by Stockholders Without a Meeting," "Stockholder Nominations and Proposals," and "Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist First Alabama's Board of Directors in playing a role in connection with attempts to acquire control of First Alabama, so that the Board can further and protect the interests of First Alabama and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

     Although First Alabama's management believes the Protective Provisions are, therefore, beneficial to First Alabama's stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, First Alabama's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, First Alabama may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of First Alabama Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of First Alabama Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of First Alabama through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for First Alabama's stockholders to replace the Board of Directors or management, even if a majority of the stockholders believe such replacement is in the best interests of First Alabama. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     FIRST ALABAMA. The Certificate authorizes the issuance of up to 60,000,000 shares of First Alabama Common Stock, of which 42,520,025 shares were issued, including 1,470,700 treasury shares as of December 31, 1993. First Alabama's Board of Directors may authorize the issuance of additional authorized shares of First Alabama Common Stock without further action by First Alabama's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which First Alabama's capital stock may be listed.

     At the 1994 Annual Meeting of Stockholders of First Alabama, the stockholders approved of a proposal to increase the number of authorized shares of First Alabama Common Stock from 60 million to 120 million. Such additional authorized shares of First Alabama Common Stock will be available for issuance for various corporate purposes without further approval of the stockholders of First Alabama.


     The authority to issue additional shares of First Alabama Common Stock provides First Alabama with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of First Alabama Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of First Alabama. In addition, the sale of a substantial number of shares of First Alabama Common Stock to persons who have an understanding with First Alabama concerning the voting of such shares, or the distribution or declaration of a dividend of shares of First Alabama Common Stock (or the right to receive First Alabama Common Stock) to First Alabama stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of First Alabama.

     GUARANTY. Guaranty's authorized capital stock consists of 1,250,000 shares of Guaranty Common Stock, of which 766,025 shares were issued, including 8,220 treasury shares, as of February 11, 1994.

     Pursuant to the Louisiana Act, Guaranty's Board of Directors may authorize the issuance of additional authorized shares of Guaranty Common Stock without further action by Guaranty's stockholders. Guaranty's Articles, as amended, deny the stockholders of Guaranty preemptive rights to purchase or subscribe to any unissued authorized shares of Guaranty Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     FIRST ALABAMA. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class, is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of First Alabama voting stock, voting together as a single class.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the voting power of First Alabama's voting stock.

     GUARANTY. The Louisiana Act generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller percentage of the voting power present at an annual or special meeting of the stockholders or of the total voting power, but not less than a majority, as such articles of incorporation may require. Guaranty's Articles provide that, except as otherwise provided in the Articles, the Bylaws, or by provision of law, a majority of votes actually cast shall decide any matter properly before any stockholders' meeting organized for the transaction of business.

     The Articles also provide that Guaranty's Board of Directors has the power to alter, amend, or repeal the Bylaws or to adopt new Bylaws, subject to the concurrent power of the stockholders of Guaranty to alter, amend, or repeal the Bylaws or to adopt new Bylaws. Pursuant to Guaranty's Bylaws, the stockholders have the power to (i) provide that any or all Bylaws altered, amended, repealed, or adopted by the stockholders shall not be altered, amended, or repealed by the Board of Directors and (ii) repeal the power and authority of the Board of Directors to alter, amend, or repeal the Bylaws or to adopt new Bylaws.


CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     FIRST ALABAMA. The Certificate provides that First Alabama's Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of First Alabama's having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for First Alabama's stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of First Alabama stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of First Alabama Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining First Alabama Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting thus could make it more difficult for a stockholder who acquires less than a majority of the shares of First Alabama Common Stock to obtain representation on First Alabama's Board of Directors.

     GUARANTY. Guaranty's Bylaws generally provide that the number of directors constituting the Board of Guaranty shall be determined by resolution of the Board or the stockholders of Guaranty at any meeting thereof, but shall not be less than one. There were 15 directors constituting the Board as of February 11, 1994. Directors are elected by plurality vote of the stockholders of Guaranty and hold office until the next annual meeting of stockholders or until their successors are elected and qualified. The Articles prohibit cumulative voting by the stockholders for the election of directors.

REMOVAL OF DIRECTORS

     FIRST ALABAMA. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of 75% of First Alabama's voting stock.

     GUARANTY. Pursuant to Guaranty's Articles and Bylaws, any director or the entire Board may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares of Guaranty voting stock.


LIMITATIONS ON DIRECTOR LIABILITY

     FIRST ALABAMA. The Certificate provides that a director of First Alabama will have no personal liability to First Alabama or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of his duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted First Alabama and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     GUARANTY. Guaranty's Articles provide that if a director discloses his interest in any transaction with Guaranty, whether direct or indirect, or his interest is otherwise known to Guaranty's directors or stockholders who approved such interested transaction and such transaction was fair as to Guaranty as of the time it was authorized, approved or ratified by Guaranty's Board, a director of Guaranty will have no personal liability to Guaranty or its stockholders which might otherwise exist for entering into such interested transaction with Guaranty, whether or not such interested director's presence at a meeting, or his vote, was necessary to obligate Guaranty in such interested transaction.


INDEMNIFICATION

     FIRST ALABAMA. The Certificate provides that First Alabama will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of First Alabama, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of First Alabama and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of First Alabama, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of First Alabama, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to First Alabama, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of First Alabama has been successful on the merits or otherwise in defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by him in connection therewith.

     GUARANTY. Guaranty's Articles provide that Guaranty may indemnify its current or former directors, officers, employees, or agents and persons who are or were serving as such at the request of Guaranty for another business entity against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement which are actually and reasonably incurred by such proposed indemnitee provided the proposed indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, Guaranty's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In causes of action by or in the right of Guaranty, the indemnity shall be limited to expenses, including attorneys' fees and amounts paid in settlement not exceeding, in the judgment of the Board, the estimated expense of litigating the action to conclusion, actually and reasonably incurred in connection with the defense or settlement of the cause. Notwithstanding the above authorization, Guaranty shall not indemnify any person in respect to any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for wilful or intentional misconduct in the performance of his duty to Guaranty, unless and only to the extent that such court shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses which the court deems proper.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the proposed indemnitee did not act in accordance with the applicable standard for indemnification set forth above.

     The determination in a specific case that the indemnification has met the applicable standard of conduct set forth above shall be made by (i) the majority vote of a quorum of disinterested directors of the Board; (ii) if such a quorum is not obtainable, and the Board so directs, by independent legal counsel; or (iii) by the stockholders.


     To the extent a director, officer, employee, or agent of Guaranty has been successful on the merits or otherwise in defense of any action, suits, or proceeding, or claim, issue, or matter therein, Guaranty shall indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by him.

     Guaranty is authorized to pay such expenses in advance of the final deposition of the case if authorized by the Board, without regard to whether participating directors are parties to such action, suit, or proceeding, upon receipt of an undertaking by such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Guaranty pursuant to the power and authority of Guaranty under the Articles.

     Guaranty may also procure or maintain insurance or other similar arrangement on behalf of any of the persons who may be indemnified against any liability asserted against or incurred by him in any such capacity, or arising out of his status as such, regardless of whether Guaranty may indemnify such person under the Articles.


SPECIAL MEETINGS OF STOCKHOLDERS

     FIRST ALABAMA. First Alabama's Certificate and Bylaws provide that such meetings may be called at any time, but only by the Chief Executive Officer, the Secretary, or the Board of Directors of First Alabama. First Alabama stockholders do not have the right to call a special meeting or to require that First Alabama's Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of First Alabama's Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     GUARANTY. Under Guaranty's Bylaws, special meetings of the stockholders of Guaranty may be called at any time by the president, the Board, or the holders of not less than 10% of all shares of Guaranty voting stock.


ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     FIRST ALABAMA. The Certificate provides that any action required or permitted to be taken by First Alabama stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual or special meeting called by the Board of Directors, even if a majority of the stockholders were in favor of such action.

     GUARANTY. Guaranty's Bylaws provide that action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if a consent in writing, setting forth the action so taken, is signed by all of the holders of shares of Guaranty voting stock. The signed consent shall be placed in the corporate books of Guaranty.


STOCKHOLDER NOMINATIONS AND PROPOSALS


     FIRST ALABAMA. First Alabama's Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of First Alabama not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of First Alabama not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of First Alabama capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.


     GUARANTY. Neither the Louisiana Act, Guaranty's Articles nor Bylaws sets forth any procedure for stockholder nominations and proposals.


BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     FIRST ALABAMA. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as First Alabama, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

     First Alabama has not specifically elected to avoid the application of
Section 203. As a result, Section 203 generally would prohibit a business combination by First Alabama or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, First Alabama's Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding First Alabama voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by First Alabama's Board of Directors and by the holders of at least two-thirds of the outstanding First Alabama voting stock, excluding shares owned by the interested stockholder.

     GUARANTY. Section 12:133 of the Louisiana Act places similar restrictions on "business combinations" (as defined in Section 12:132(4) of the Louisiana Act, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 12:132(9) of the Louisiana Act, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). Section 12:133 of the Louisiana Act generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 12:133 of the Louisiana Act generally does not apply provided the stockholders receive in the business combination substantially similar consideration for their shares of stock in the corporation in terms of price and method of payment, as determined in accordance with Section 12:134B of the Louisiana Act, as the interested stockholder received for its shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

     As Guaranty has not specifically elected to avoid the application of
Section 12:133 of the Louisiana Act, Section 12:133 of the Louisiana Act generally would prohibit a business combination by Guaranty with an interested stockholder unless the business combination is recommended by Guaranty's Board and approved by the affirmative vote of at least each of the following: (i) 80% of the votes entitled to be cast by outstanding shares of Guaranty voting stock voting together as a single voting group, and (ii) 66 2/3% of the votes entitled to be cast by holders of Guaranty voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with Guaranty, voting together as a single voting group. As First Alabama is not an "interested stockholder" with respect to Guaranty, Section 12:133 of the Louisiana Act does not apply to the Merger.


MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     FIRST ALABAMA. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of First Alabama to effect (i) any merger or consolidation with or into any other corporation, or
(ii) any sale or lease of any substantial part of the assets of First Alabama to any party that beneficially owns 5% or more of the outstanding shares of First Alabama voting stock, unless the transaction was approved by First Alabama's Board of Directors before the other party became a 5% beneficial owner or is approved by 75% or more of the full Board after the party becomes such a 5% beneficial owner.

     GUARANTY. The Louisiana Act generally requires the affirmative vote of at least 75% of the voting power present, or by such larger or smaller vote, but not less than a majority, of the voting power present or of the total voting power as the articles of incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of the corporation if the corporation is not insolvent. Guaranty's Articles provide that except as otherwise provided in the Articles, the Bylaws or by provision of law, a majority of votes actually cast shall decide any matter properly before any stockholders meeting.


DISSENTERS' RIGHTS OF APPRAISAL

        FIRST ALABAMA. The rights of appraisal of dissenting stockholders of First Alabama are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which First Alabama could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through
(c) immediately above. Because First Alabama Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of First Alabama Common Stock do not have dissenters' rights of appraisal.

     GUARANTY. The rights of appraisal of dissenting stockholders under Louisiana law, while generally similar to those afforded under the Delaware GCL, differ in certain details. For a full description of the rights of dissenting stockholders under Louisiana law, see "Description of the Transaction -- Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     FIRST ALABAMA. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     GUARANTY. Pursuant to the Louisiana Act, upon at least five days' written notice any stockholder, except a business competitor, who is and has been the holder of record of at least 5% of the outstanding shares of any class of a corporation for at least six months, has the right to examine and inspect any records and accounts of the corporation at any reasonable time so long as there is a reasonable purpose. In the case of a business competitor, such competitor must own not less than 25% of all outstanding shares of the corporation for a period of six months before he may exercise the right to examine and inspect the records of the corporation.


DIVIDENDS

     FIRST ALABAMA. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by First Alabama are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of First Alabama's subsidiary depository institutions to pay dividends to First Alabama. See "Supervision and Regulation
- -- Dividends."

     GUARANTY. Pursuant to the Louisiana Act, the board of directors may from time to time declare dividends in cash, property or its own shares out of surplus, except earned surplus reserved by the board of directors, unless the corporation is insolvent or would thereby be made insolvent or the declaration or payment of the dividend would be contrary to any restrictions contained in the articles of incorporation. If the corporation has no surplus available for dividends, it may pay dividends out of its net profits for the then current or the preceding fiscal year or both. However, no dividend may be paid at a time when, either before or after the payment of the dividend, the corporation's liabilities exceed its assets or the net assets are less than the aggregate amount payable on liquidation upon the issued shares, if any, which have a preferential right to participate in the corporation's assets in the event of liquidation. No dividends may be paid in shares, other than treasury shares, except upon transfer to stated capital from capital surplus of (i) an amount not less than the aggregate par value of the issued par value shares and (ii) such amount as the board of directors of the corporation may determine in respect of issued shares without par value. No dividend payable in shares of any class shall be paid to stockholders of any other class, unless the articles of incorporation so permit or such payment is authorized by the holders of a majority of the shares of the class in which the payment is to be made.


                           COMPARATIVE MARKET PRICE AND DIVIDENDS

     First Alabama Common Stock is listed for quotation on the automated quotation system of the NASD and is quoted on the Nasdaq National Market under the symbol "FABC." Guaranty Common Stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for First Alabama Common Stock as reported by Nasdaq, the high and low prices for Guaranty Common Stock and the cash dividends declared per share of First Alabama Common Stock and Guaranty Common Stock for the indicated periods. The stock prices and historical dividends for First Alabama have been adjusted to reflect a 10% stock dividend paid by First Alabama on April 1, 1993. The prices indicated for Guaranty are based on actual transactions in Guaranty Common Stock in 1992 and 1993 of which Guaranty management is aware; however, no assurance can be given that the indicated prices represent the actual market value of the Guaranty Common Stock.


                                          FIRST ALABAMA                            GUARANTY
                                    PRICE RANGE    CASH DIVIDENDS         PRICE RANGE   CASH DIVIDENDS
                                    -----------      DECLARED            -------------      DECLARED
                                    HIGH     LOW     PER SHARE           HIGH     LOW       PER SHARE
                                    ----     ---   --------------        ----     ----  --------------
1992
First Quarter.................     $28.13  $23.75   $.2275              $10.00   $10.00     -0-
Second Quarter................      30.00   25.13    .2275               10.00    10.00     -0-
Third Quarter.................      30.75   27.50    .2275               14.85    14.85     -0-
Fourth Quarter................      33.88   28.38    .2275               12.00    12.00     -0-
1993
First Quarter.................      38.38   31.25    .26                 12.00    12.00     -0-
Second Quarter................      38.25   30.25    .26                 12.00    11.75     -0-
Third Quarter.................      35.25   31.25    .26                 21.43    12.00     -0-
Fourth Quarter ...............      35.00   29.63    .26                    (a)      (a)    -0-
1994
First Quarter .................     33.50   30.13    .30                    (a)      (a)    -0-
Second Quarter (through April 20).  33.87   30.50     -                     (a)      (a)    -0-

- --------------
   (a) No known transactions.


     On April 20, 1994, the last reported sale price of First Alabama Common Stock as reported on the Nasdaq National Market, and the price of Guaranty Common Stock in the last known transaction, which occurred in the third quarter of 1993, were $33.87 and $12.00, respectively. On December 28, 1993, the last business day prior to public announcement of the proposed Merger, the last reported sale price of First Alabama Common Stock as reported on the Nasdaq National Market, and the last known price of Guaranty Common Stock, were $32.00 and $12.00, respectively.


     At the 1994 Annual Meeting of Stockholders of First Alabama, the stockholders approved a proposal to change the name of the corporation to Regions Financial Corporation. Such name change is anticipated to take effect on May 2, 1994, and commencing on that date, shares of the corporation's common stock will be traded on the Nasdaq National Market under the symbol "RGBK."

     The holders of First Alabama Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. First Alabama has paid regular quarterly cash dividends since 1971. Although First Alabama currently intends to continue to pay quarterly cash dividends on the First Alabama Common Stock, there can be no assurance that First Alabama's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     First Alabama is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly First Alabama Bank. First Alabama's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation -- Dividends."

     Guaranty's policy has been to defer the payment of dividends until such time as the long-term debt has been repaid. The Bank has paid dividends to Guaranty in an amount sufficient to service the long-term debt.



                GUARANTY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

     Guaranty derives all of its income from its wholly-owned subsidiary, the Bank.

     The Bank's results of operation are primarily affected by its net interest income. Net interest income is defined as interest and fees on loans and investments, less interest expense on deposits. Interest from loans and investments is a function of the average balance outstanding during the period and the average rates earned. The Bank's cost of funds is a function of the average rates paid on such deposits. Gains or losses on the sale of loans and securities also affect income as do service charges and other fees. The Bank's net income is further affected by the level of other expenses such as employee compensation and benefits, occupancy cost and insurance.

INTEREST RATE SENSITIVITY

     The relationship between earning assets and interest-bearing liabilities considered to be interest rate sensitive within given maturity ranges is called the asset or liability funding gap, depending on whether such earning assets exceed or are exceeded by interest-sensitive liabilities.

     As a policy, budgeted financial goals are monitored on a monthly basis by the Board of Directors where the actual dollar change in net interest income is reviewed. The following analysis indicates the rate sensitivity of earning assets and interest-bearing liabilities at December 31, 1993.

                        INTEREST RATE SENSITIVITY ANALYSIS

                           As of December 31, 1993



                                       REPRICING WITHIN
                                0 - 90     91 - 365    OVER 1
                                 DAYS        DAYS        YEAR         TOTAL
                                           (Dollars in thousands)
EARNING ASSETS
    Loans                       $  80,702   $  23,239   $  26,865    $ 130,806
    Investment securities           7,218      20,141       8,830       36,189
    Funds sold                      5,410           0           0        5,410

    Total earning assets           93,330      43,380      35,695      172,405


INTEREST-BEARING LIABILITIES

    Interest-bearing deposits      38,491      49,538      45,318      133,347

    Total interest-bearing
      liabilities                  38,491      49,538      45,318      133,347


Interest-sensitivity gap           54,839      (6,158)     (9,623)      39,058

Cumulative gap at
  December 31, 1993                54,839      48,681      39,058

Cumulative gap at
  December 31, 1992                86,704      34,689      29,732





LIQUIDITY

     The purpose of liquidity management is to ensure that there is sufficient cash flow to satisfy demands for credit, deposit withdrawals and other banking needs. Traditional sources of liquidity include asset maturities and growth in core deposits. Wholesale purchased liabilities, such as negotiable certificates of deposit, federal funds purchased, and securities sold under agreements to repurchase, represent other major sources of funding. Liquidity has not been a problem, nor does management expect it will be as the economy expands, given the Bank's current liquidity position. The loan to deposit ratio at December 31, 1993 and 1992, was 78.1% and 80.2%, respectively.


CAPITAL RESOURCES

     Although the Bank has not made commitments for significant capital expenditures, the Bank's capital is subject to regulatory constraints. Regulatory agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banks. As described in further detail under "Supervision and Regulation - Capital Adequacy", the Bank is required to maintain "Total Capital" of 8.0%, "Tier 1 Capital" of 4.0% and a "Leverage ratio" of at least 3.0% plus an additional cushion of 100 to 200 basis points. At December 31, 1993, the Bank's consolidated Tier 1 Capital and Total Capital ratios were 10.56% and 11.81%, respectively. Also at such date, the Bank's Leverage ratio was 6.86%. Accordingly, the Bank has the requisite capital levels to qualify it as a "well capitalized" institution under the prompt corrective action regulations discussed under "Supervision and Regulation -- Prompt Corrective Action."


RESULTS OF OPERATIONS

     Net interest income is the Bank's principal source of revenue and is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits and borrowings. In 1993, net interest income increased by 626,994 or 7.9%, as compared to an increase of
 1,907,990 or 31.9% in 1992. The Bank's net interest margin (that is, net interest income divided by average interest earning assets) increased from 5.06% in 1991, to 5.37% in 1992, and decreased to 5.07% in 1993. The primary determinant of the increase in net interest income from 1991 to 1992 was the decline in interest rates during 1991, and the further decline in 1992. The Bank was able to reprice its deposits at a faster rate than its loans due to the Bank's liability sensitive position. The Bank's net interest income further increased during 1993, as a result of its leverage factor (interest-earning assets divided by interest-bearing liabilities) increasing from 1.23 in 1992, to 1.28 in 1993. Therefore, not only was the Bank able to widen its net interest spread (yield on earning assets less yield on interest-bearing liabilities) as a result of declining interest rates, it was able to increase its leverage ratio through decreasing its non-interest-earning assets from 15,541,024 at the end of 1992 to 11,503,339 at the end of 1993.

     The provision for loan losses, which is charged to income from operations, is based upon the changes in the loan portfolio, the amount of net loan losses incurred, and management's estimation of potential future losses based on several factors including, but not limited to, current economic conditions, loan portfolio composition, nonaccrual loans, problem loans and prior loan loss experience. The provision for loan losses was $680,000 in 1993, $961,704 in 1992 and $806,000 in 1991. Management was able to reduce its 1993 provision for possible loan losses as a result of improvement in the credit quality of the Bank's loan portfolio.



     Nonaccrual loans, which are loans on which interest recognition has been suspended until realized because of doubts as to the borrower's ability to repay principal or interest, were $922,000, at December 31, 1993, as compared to $1,690,400 at December 31, 1992. The decrease in the Bank's nonaccrual loans during 1993 can be attributed to principal pay-downs, charge-downs of problem loans, and transfers to other real estate. Net charge-offs of loans in 1993, 1992, and 1991 were $732,989, $610,019, and $644,838 respectively.


     The allowance for possible loan losses at December 31, 1993 was $1,955,299 or 1.50% of net loans outstanding compared to $2,008,288 or 1.59% of net loans outstanding at December 31, 1992. It is management's opinion that the allowance for possible loan losses at December 31, 1993 is adequate, based upon the Bank's review of the loan portfolio and its aggressive charge-off and collection practices.

     Non-interest income increased from $1,049,200 in 1991, to $1,251,872 in 1992, and $1,446,405 in 1993. Service charges, the largest component of non-interest income, accounted for most of these increases and was $853,002 in 1991, $938,866 in 1992, and $1,149,597 in 1993. The increase in service charge income is due to the growth of deposits and increases in scheduled service charge fees.

     The other components of non-interest income totaled $196,198 in 1991 (which included a loss on marketable equity securities of $46,336), $313,006 in 1992, and $296,808 in 1993.


     As the Bank has continued to grow, non-interest expenses have also increased from $4,078,638 in 1991, to $4,863,882 in 1992, a 19.3% increase, and
$5,513,988 in 1993, a 13.4% increase. Salaries and employee benefits increased by $455,206 from 1991 to 1992, a 25.3% increase, and by $360,076 from 1992 to
1993, a 16.0% increase, due to normal adjustments to salaries for merit and inflation and increases in total number of employees. At December 31, 1993, 1992, and 1991, the Bank employed 78,73, and 63 full-time equivalent employees, respectively. Occupancy and equipment expense increased significantly from 1991 to 1992 due to the relocation to larger facilities of the Bank's executive offices and Essen Lane branch, and was $652,224 in 1991, $951,966 in 1992, and $1,062,531 in 1993. The operation of other real estate resulted in net income from these properties in 1993 of $6,450, compared to net costs of $12,480 in 1992, and $311,710 in 1991. The Bank has been successful in divesting itself of these properties that were acquired in satisfaction of indebtedness to the Bank.



     In 1993, 1992, and 1991, gains on sales of other real estate were $76,852, $142,131 and $0, respectively, while the provision for losses on other real estate in these years were $72,021, $108,505, and $259,840.


     Net income in 1993 was $2,522,218, a 14.1% increase over 1992, $2,209,953 in 1992, a 52.7% increase over 1991, and $1,446,991 in 1991.

IMPACT OF INFLATION AND CHANGING PRICES

     The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from those of other commercial and industrial companies that have significant investments in fixed assets or inventories. In industries with a high proportion of fixed assets, there is a greater potential for earnings to be inflated by understated depreciation charges, as well as the potential for significant understatement of the current values of these assets. Likewise, in industries with high levels of inventories, reported earnings may reflect significant increases in inventory values. Neither of these factors is important in the banking industry. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio.

     Although inflation affects the growth of total assets, it is difficult to measure the impact precisely. Only new assets acquired in each year are directly affected rather than the total asset portfolio, so a simple adjustment of asset totals by use of an inflation index is not satisfactory. The results of operations also have been affected by inflation, but again there is no simple way to measure the effect on various types of income and expense. Interest rates in particular are significantly affected by inflation, but neither the timing nor the magnitude of the changes coincide with changes in the consumer price index. These factors in turn affect the composition of sources of funds by reducing growth of core deposits and increasing the need for purchased funds. On the other hand, many categories of operating expense are more directly affected by current rates of inflation.

FINANCIAL CONDITION

     The Bank functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The Bank's primary use of funds is for loans. Loans outstanding have continued to increase in recent years due to increased loan demand and strategic marketing of the Bank's products and services. As a result, average loans increased from $94,579,000 in 1991 to $116,899,000 in 1992, and $130,356,000 in 1993.

     Investment securities increased from $24,811,587 at December 31, 1992 to $36,089,671 at December 31, 1993, an $11,278,084 or 45.5% increase. Investment securities serve as a repository for funds and a source for the Bank to meet its liquidity needs.


     Deposits are the Bank's primary source of funds. Total deposits have continued to increase and were $137,987,137, $157,735,330, and $167,342,448 at the end of 1991, 1992, and 1993, respectively. Non-interest-bearing demand deposits made up 18.6% of total deposits at the end of 1991, 19.2% at the end 1992, and 20.3% at the end of 1993. Time deposits under $100,000 have accounted for most of the increase in total deposits. From year-end 1991 to 1993, these deposits increased by $19,357,758 or 46.0%.


PROBLEM ASSETS AND ASSET CLASSIFICATION

     Loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Generally, this occurs when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

     Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value less estimated cost to sell. Any writedown of the property subsequent to acquisition is charged to operations.


     The following table presents information concerning loans with risk elements. Risk elements include (i) loans accounted for on a nonaccrual basis,
(ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments, (iii) loans not included above which are "troubled debt restructurings," and (iv) real estate acquired through foreclosures or repossessions.


                              NONPERFORMING ASSETS
                        December 31, 1993, 1992, and 1991





Nonperforming loans:                                 1993       1992     1991
                                                     ----       ----     ----
                                                   (Dollar amounts in thousands)
Loans accounted for on a nonaccrual basis          $  922   $  1,690   $ 1,888
Accruing loans which are contractually
  past due 90 days or more as to
  principal or interest payments                       -0-        -0-       -0-
Restructured loans (exclusive of non-
  accrual loans and loans past due ninety
  days or more)                                        465        399        93
Real estate acquired through foreclosure
  or repossession                                      867      1,263     1,377
                                                   -------    -------   -------
     Total                                         $ 2,254    $ 3,352   $ 3,358
                                                   -------    -------   -------
                                                   -------    -------   -------




ALLOWANCE FOR POSSIBLE LOSSES ON LOANS AND REAL ESTATE

     In making loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan, and, in the case of a secured loan, the quality of the security for the loan.

     It is management's policy to maintain adequate allowances for estimated losses on loans and real estate acquired. Such allowances are based on, among other things, estimates of the historical loan loss experience, evaluation of economic conditions in general and in various sectors of the Bank's customer base, and periodic reviews of loan portfolio quality by the Bank's personnel. Specific allowances will be provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the loan or guarantees, if applicable.

     The following analysis sets forth information with respect to the Bank's loan loss experience and loan loss allowance for the periods indicated.

                        ANALYSIS OF LOAN LOSS EXPERIENCE
                        December 31, 1993, 1992, and 1991
                         (Dollar amounts in thousands)


                                                  1993       1992        1991
Allowance for possible loan losses:
  Balance at beginning of year                   $ 2,008     $ 1,656     $ 1,495

Loans charged off:
  Real Estate                                        286         416         201
  Consumer                                            98         171         149
  Commercial                                         465         230         406

    Total                                            849         817         756

Recoveries:
  Real Estate                                         29          74          35
  Consumer                                            47          86          51
  Commercial                                          40          47          25

    Total                                            116         207         111

Net loans charged off:
  Real Estate                                        257         342         166
  Consumer                                            51          85          98
  Commercial                                         425         183         381

    Total                                            733         610         645
Provision charged to expense                         680         962         806

Balance at end of year                           $ 1,955     $ 2,008     $ 1,656

Net charge-offs as percent of average
  loans outstanding during the period               0.56%       0.52%       0.68%




                    ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                        December 31, 1993, 1992, and 1991
                         (Dollar amounts in thousands)

                                1993               1992               1991
                                   Percent             Percent             Percent
                                  of Loans             of Loans           of Loans
                                  to Total             to Total            to Total
                          Amount    Loans     Amount    Loans    Amount     Loans
Balance at end of period
  applicable to:
    Real Estate           $1,076    70.88%    $1,442    66.71%    $1,130     62.25%
    Consumer                 100     6.58        101     6.49        138      7.65
    Commercial               779    14.42        465    16.61        388     18.72
    Other                      0     8.12          0    10.19          0     11.38

       Total              $1,955      100%    $2,008      100%    $1,656       100%

                     BUSINESS OF GUARANTY


BUSINESS AND PROPERTIES

     Guaranty is a Louisiana business corporation and a one bank holding company registered under the BHC Act. It was formed in 1981 for the purpose of holding all of the outstanding stock of the Bank, which is Guaranty's sole subsidiary.

     The Bank was formed in 1971 under the banking laws of the State of Louisiana. The Bank conducts a general commercial banking business through its six locations in East Baton Rouge Parish, Louisiana, and offers a full range of traditional commercial banking services, including demand, savings, and time deposits, consumer, commercial, and real estate loans, safe deposit boxes, access to two retail credit plans ("VISA" and "Mastercard"), and access to 24 hour teller machines (ATM's) through the "Cirrus" and "Pulse" networks. Although granted limited trust powers, the Bank does not presently offer trust services. Drive-in banking facilities are located at all banking locations.

     As of December 31, 1993, Guaranty and the Bank had approximately 78 full time equivalent employees. Guaranty has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


     The Bank leases two of its six locations under operating leases, including the main office located at 5353 Essen Lane, Baton Rouge, Louisiana 70809. The main office lease includes approximately 3,000 square feet for the banking facility, and 10,000 square feet for executive offices. A branch banking facility located at 9590 Florida Boulevard, Baton Rouge, Louisiana 70815 contains approximately 6,600 square feet and is leased from Guaranty's second largest stockholder, a limited liability company controlled by Guaranty's chairman and largest stockholder. See "-- Transactions with Management."

     All other banking offices and the Bank's operations center are owned by the Bank. The operations center is adjacent to the Florida Boulevard branch and contains approximately 3,500 square feet. Departments housed at the operations center include proof and transit, bookkeeping, and loan administration. The remaining four branches are: (i) 3013 College Drive, Baton Rouge, Louisiana 70808, with approximately 2,400 square feet; (ii) 6051 Jones Creek Road, Baton Rouge, Louisiana 70817, with approximately 2,600 square feet;
(iii) 12152 Plank Road, Baton Rouge, Louisiana 70811, with approximately 1,700 square feet; and (iv) 4919 Main Street, Zachary, Louisiana 70791, with approximately 3,700 square feet.


COMPETITION

     The Bank encounters vigorous competition in its market area from a number of sources, including bank holding companies and commercial banks, thrift institutions, other financial institutions and financial intermediaries. Regional interstate banking laws and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. The Bank also competes for interest-bearing funds with a number of other financial intermediaries and investment alternatives, including brokerage firms, "money market" funds, government bonds, corporate bonds and other securities. The Bank competes in the East Baton Rouge Parish market with other banks and financial institutions, some of which have greater financial resources than the Bank. At the end of 1993, there were approximately 119 commercial bank branches, ten savings bank branches, and 39 credit union branches competing in East Baton Rouge Parish.



LEGAL PROCEEDINGS

     Guaranty and the Bank are not parties to any material legal proceedings other than ordinary routine litigation incidental to their business.

MANAGEMENT

     The directors and executive officers of the Bank will continue in their capacities as such following consummation of the Merger. Guaranty and the Bank share a common board of directors. The following table presents information about the directors and executive officers:

                                                                                  Director or   Number of Shares
Name                    Age   Present Occupation and       Position and Offices    Executive   Beneficially Owned
                              Principal Occupation for     Held with Company and     Officer   at February 11, 1994  Percent of
                              Last Five Years                 Bank                   Since      Directly  Indirectly  Class (1)

A. "Lee" Barber, III     30    General Manager, Barber        Director                  1993      1,250               .15%
                               Brothers Construction Co.,
                               Inc.

Marie M. Bickham         57    President, T.D. Bickman        Director                  1982      6,250               .77%
                               Corporation

David H. Broussard       56    Vice President, Woodrow        Director                  1985      2,500               .31%
                               Wilson Construction Co.,
                               Inc.

Redfield E. Bryan, MD(2) 56    Physician                      Chairman of the Board     1983    184,421 184,419     45.66%
                                                                  and Director

C. C. "Chuck" Dabadie    46    President & Chief Executive    President, Chief          1985     52,000 (1)          6.40%
                               Officer of Guaranty            Executive Officer and
                               and the Bank                   Director

James W. East            79    Retired, Nelson & East Ford    Director                  1972      2,500               .31%

Donald D. Hunt, Sr.      64    President, Zachary Realty &    Director                  1971      8,425     125      1.06%
                               Insurance Agency

Walter G. Monsour        50    President, CitiState           Director                  1989      4,975               .62%
                               Advisors

John S. Montegudo        73    Retired, Ethyl Corporation     Director                  1971      1,250               .15%

David M. Ourso(2)        47    Personal Investments           Director                  1983      1,250               .15%

James R. Ourso, DDS(2)   53    Dentist                        Director                  1983      1,250               .15%

Dr. Hubert C. Owen, Jr.  65    Retired Physician              Director                  1973      7,500               .93%

Stephen W. Pol           40    President, Airtrol, Inc.       Director                  1989      5,000               .62%

William E. Watson        53    President, Bill Watson         Director                  1983      1,250               .15%
                               Contractors, Inc.

E. J. Wethey             63    Retired Banker                 Director                  1971      2,500               .31%

Chris M. Pope            41    Executive Vice President       Executive Vice            1983      1,550               .19%
                               and Cashier, of the Bank       President, of the Bank

Brigg A. Baechle         43    Executive Vice President,      Executive Vice            1981        250               .03%
                               of the Bank                    President, of the Bank

David K. Kneipp          34    Secretary to the Board of      Secretary to the Board    1985         -0- (3)           -0-
                               Guaranty; Vice                 of Guaranty, Vice
                               President and Secretary to     President and
                               the Board of the Bank          Secretary to the Board
                                                              of the Bank



(1)    Includes 50,000 shares subject to an exercisable option.

(2) David M. Ourso and James R. Ourso are brothers and Redfield E. Bryan is married to their sister.

(3) Kelly B. Kneipp, wife of David K. Kneipp and daughter of Redfield E. Bryan, owns 50 shares and owns 49% of Redfield E. Bryan LLC, which in turn owns 184,419 shares. Both assets are the separate property of Kelly B. Kneipp and David K. Kneipp disclaims beneficial ownership therein.


     During 1993, directors were paid $500 for attendance at each meeting of the Board of Directors, $250 for attendance at each loan committee meeting, and $200 for attendance at all other committee meetings. In addition, the Chairman of the Board received an additional $3,000 per month fee during 1993.

     C. C. Dabadie, President and Chief Executive Officer of the Bank, received total cash compensation in 1993, including salary, bonus, automobile allowance, and director fees of $216,300. Noncash compensation did not exceed ten percent of cash compensation. Mr. Dabadie exercised stock options for 5,000 shares of Guaranty Common Stock that were granted to him in 1985. No other officer of Guaranty or the Bank received annual salary and bonus exceeding $100,000.


EMPLOYEE BENEFIT PLANS


     The Bank currently maintains for its employees a comprehensive employee benefit plan providing such benefits as a qualified defined benefit pension plan, health insurance, including hospitalization, major medical and dental coverage, paid sick leave, vacation, and long-term disability and life insurance.


TRANSACTIONS WITH MANAGEMENT

     In the ordinary course of business, the Bank has loans, deposits and other transactions with its executive officers, directors and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amounts of loans to the aforementioned persons and companies in which they have a 10% or more ownership interest as of December 31, 1993 were $2,451,000. At December 31, 1993, $66,000 of these loans were unsecured.


     The Florida Boulevard branch is owned by the second largest stockholder of Guaranty, a limited liability company controlled by Redfield E. Bryan, M.D., Guaranty's Chairman of the Board and largest stockholder. The lease is accounted for as an operating lease, and rent expense was $112,800 for the year ended December 31, 1993. The lease was for 36 months at $9,400 per month and became effective on June 1, 1989. The lease was amended in 1992 to extend the term an additional 36 months expiring on May 31, 1995, under the same provisions of the original lease. The Bank has entered into an agreement to purchase this property for $725,000, an amount equal to the currently appraised value. Such agreement is subject to the approval of First
Alabama, which has been granted, and of the Louisiana Commissioner, which has been requested but not yet granted.


     Amounts paid for goods and services to related parties and their affiliates totaled approximately $22,000 in 1993. Deposits held for related parties by the Bank were approximately $7,753,000 at December 31, 1993.


          VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF GUARANTY

     The following table sets forth certain information concerning the beneficial owners of more than 5% of Guaranty Common Stock, as of February 11, 1994.


Title of Class    Name and Address              Amount and Nature       Percent of
                  of Beneficial Owner           Beneficial Ownership    Class (1)
Common Stock      Redfield E. Bryan                  184,421             22.8%
                  7777 Henessy Blvd., Ste. 2004
                  Baton Rouge, LA 70808

Common Stock      Redfield E. Bryan, LLC             184,419             22.8
                  7777 Henessy Blvd., Ste. 2004
                  Baton Rouge, LA 70808

Common Stock      C. C. Dabadie                       52,000              6.4
                  165 Nelson Drive                     (1)
                  Baton Rouge, LA 70808



(1)    Includes 50,000 shares subject to an exercisable option.


                           BUSINESS OF FIRST ALABAMA

     First Alabama is a regional bank holding company headquartered in Birmingham, Alabama, with 231 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee at December 31, 1993. On such date, First Alabama had total consolidated assets of approximately $10.5 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $851 million. First Alabama is the third largest bank holding company headquartered in Alabama in terms of assets, based on December 31, 1993 information. Through its subsidiaries, First Alabama offers a broad range of banking and bank-related services. First Alabama operates five state-chartered commercial bank subsidiaries and one federal stock savings bank (collectively, the "Subsidiary Institutions") in the States of Alabama, Florida, Georgia, Louisiana, and Tennessee.

     In Alabama, First Alabama operates through First Alabama Bank, which at December 31, 1993, had total consolidated assets of approximately $7.6 billion, total consolidated deposits of approximately $6.5 billion, and total consolidated stockholders' equity of approximately $639 million. First Alabama Bank is a full-service bank with 163 banking offices located throughout Alabama at December 31, 1993.

     In Florida, First Alabama operates through Regions Bank of Florida, which at December 31, 1993, had total consolidated assets of approximately $493 million, total consolidated deposits of approximately $445 million, and total consolidated stockholders' equity of approximately $45 million. Regions Bank of Florida operates 15 banking offices in the panhandle of Florida.

     In Georgia, First Alabama operates through Regions Bank of Georgia, which at December 31, 1993, had total consolidated assets of approximately $107 million, total consolidated deposits of approximately $98 million, and total consolidated stockholders' equity of approximately $9 million. Regions Bank of Georgia operates through three offices in Columbus, Georgia.


     In Louisiana, First Alabama operates through Secor Bank, Federal Savings Bank ("Secor"), a federal stock savings bank which First Alabama acquired on December 31, 1993. At such date, Secor had total consolidated assets of approximately $1.8 billion, total consolidated deposits of approximately $1.4 billion, and total consolidated stockholders' equity of approximately $130 million. Also at such date, Secor operated 23 offices in Alabama, four offices in Florida, and 15 offices in Louisiana. Subsequent to year-end 1993, all but one of Secor's offices in Alabama have been consolidated with those of First Alabama Bank and the one remaining office in Alabama and the four offices in Florida are under contract for sale to unrelated third parties. As a result of the consolidation and sale of the First Alabama branches in Florida, Secor will continue to operate 15 offices in Louisiana with total consolidated deposits of approximately $789 million.


     In Tennessee, First Alabama operates through two banks, First Security Bank of Tennessee and Franklin County Bank, which collectively at December 31, 1993, had total combined assets of approximately $456 million, total combined deposits of approximately $398 million, and total combined stockholders' equity of approximately $36 million. Such banks operate 24 banking offices in middle Tennessee.


     First Alabama also has entered into definitive agreements to acquire the following financial institutions in the States of Alabama, Georgia, and Louisiana (collectively referred to in this Proxy Statement/Prospectus as the "Other Pending Acquisitions"):



                                                       Consideration
                                              -----------------------------------
                                    Asset      Approximate
Institution                         Size          Value               Type
- --------------------------        ---------    -----------      ------------------
                                          (Dollar Amounts in Millions)
First Fayette Bancshares, Inc.      $74      undisclosed           cash
and its subsidiary, First Bank
of Fayette, Fayette, Alabama

First Community Bancshares, Inc.    $126         $24               First Alabama
and its subsidiary, First                                          Common Stock
Bank of Rome, Rome, Georgia

BNR Bancshares, Inc. and its        $137         $26               First Alabama
subsidiary, Bank of New Roads,                                     Common Stock
New Roads, Louisiana


     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies and of the stockholders of the institutions to be acquired and, in instances where stock is to be issued as consideration, to the effectiveness of the registration statement filed or to be filed with the SEC. Moreover, closing of each transaction is subject to various contractual conditions precedent.


     First Alabama's other subsidiaries include Real Estate Financing, Inc., which offers real estate mortgages through 23 loan production offices in Alabama, Florida, Georgia, Mississippi, South Carolina, and Tennessee.

     First Alabama continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that First Alabama might undertake may be material, in terms of assets acquired or liabilities assumed, to First Alabama's financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirers.


     At the 1994 Annual Meeting of Stockholders of First Alabama, the stockholders approved a proposal to change the name of the corporation to Regions Financial Corporation. Such name change is anticipated to take effect on May 2, 1994, and commencing on that date, shares of the corporation's common stock will be traded on the Nasdaq National Market under the symbol "RGBK."

     Additional information about First Alabama and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

                       SUPERVISION AND REGULATION

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to First Alabama.

     GENERAL. First Alabama is a bank holding company, registered with the Federal Reserve under the BHC Act. As such, First Alabama and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

     The BHC Act prohibits the Federal Reserve from approving a bank holding company's application to acquire a bank or bank holding company located outside the state in which the deposits of its banking subsidiaries were greatest on the date the company became a bank holding company (Alabama in the case of First Alabama), unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. Alabama has adopted reciprocal interstate banking legislation permitting Alabama-based bank holding companies to acquire banks and bank holding companies in other states and allowing bank holding companies located in Arkansas, the District of Columbia, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, and West Virginia to acquire Alabama banks and bank holding companies.

     The BHC Act generally prohibits First Alabama from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible bank-related activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, their deposits are insured by the FDIC to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     Because each of First Alabama's subsidiary banks is a state-chartered bank that is not a member of the Federal Reserve System, such banks are subject to supervision and examination by the FDIC. First Alabama's subsidiary savings bank is a federally-chartered savings bank that is a member of the Federal Home Loan Bank System and is subject to supervision and examination by the Office of Thrift Supervision ("OTS") and to the back-up supervisory authority of the FDIC. Such agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. Such agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

     The Subsidiary Institutions are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a Subsidiary Institution, to assess such institution's record in meeting the credit needs of the community served by that institution, including low and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each Subsidiary Institution of the applicant bank holding company, and such records may be the basis for denying the application.


     In December 1993, the federal banking agencies proposed to revise their CRA regulations in order to provide clearer guidance to depository institutions on the nature and extent of their CRA obligations and the methods by which those obligations will be assessed and enforced. The proposed regulations substitute for the current process-based CRA assessment factors a new evaluation system that would rate institutions based on their actual performance in meeting community credit needs. Under the proposal, all depository institutions would be subject to three CRA-related tests: a lending test; an investment test; and a service test. The lending test, which would be the primary test for all institutions other than wholesale and limited-purpose banks, would evaluate an institution's lending activities by comparing the institution's share of housing, small business, and consumer loans in low- and moderate-income areas in its service area with its share of such loans in the other parts of its service area. The agencies would also evaluate the institution's performance independent of other lenders by examining the ratio of such loans made by the institution to low- and moderate-income areas to all such loans made by the institution. At the election of an institution, the agencies would also consider "indirect" loans made by affiliates and subsidiaries of the institution as well as lending consortia and other lenders in which the institution had made lawful investments.

     The focus of the investment test, under which wholesale and limited-purpose institutions would normally be evaluated, would be the amount of assets (compared to its risk-based capital) that an institution has devoted to "qualified investments" that benefit low- and moderate-income individuals and areas in the institution's service area. The service test would evaluate an institution based on the percentage of its branch offices that are located in or are readily accessible to low- and moderate-income areas. Smaller institutions, those having total assets of less than $250 million, would be evaluated under more streamlined criteria.

     The joint agency CRA proposal provides that an institution evaluated under a given test would receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial non-compliance. The ratings for each test would then be combined to produce an overall composite rating of either outstanding, satisfactory (including both high and low satisfactory), needs to improve, or substantial non-compliance.
In the case of a retail-oriented institution, its lending test rating would form the basis for its composite rating. That rating would then be increased by up to two levels in the case of outstanding or high satisfactory investment performance, increased by one level in the case of outstanding service, and decreased by one level in the case of substantial non-compliance in service.
An institution found to have engaged in illegal lending discrimination would be rebuttably presumed to have a less-than-satisfactory composite CRA rating.

     Under the proposal, an institution's CRA rating will continue to be taken into account by a regulator in considering various types of applications. In addition, an institution receiving a rating of "substantial non-compliance" would be subject to civil money penalties or a cease and desist order under
Section 8 of the Federal Deposit Insurance Act (the "FDIA").

     It is uncertain at this time whether or when the CRA proposal will ultimately be adopted by the federal banking agencies in its current form.

     PAYMENT OF DIVIDENDS. First Alabama is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of First Alabama, including cash flow to pay dividends to its stockholders, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to First Alabama as well as First Alabama to its stockholders.

     As state nonmember banks, the subsidiary banks are subject to the respective laws and regulations of the States of Alabama, Florida, Georgia, and Tennessee and to the regulations of the FDIC as to the payment of dividends. The subsidiary savings bank is subject to the regulations of the OTS and the FDIC as to payment of dividends.

     If, in the opinion of the federal regulatory agencies, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The Federal Reserve, the FDIC, and the OTS have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At December 31, 1993, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to First Alabama of approximately $172 million.

     The payment of dividends by First Alabama and the Subsidiary Institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

     TRANSACTIONS WITH AFFILIATES. There are various restrictions on the extent to which First Alabama and it nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease, or sale of property or furnishing of services.

     CAPITAL ADEQUACY. First Alabama and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of First Alabama, the FDIC in the case of the subsidiary banks, and the OTS in the case of the subsidiary savings bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. At December 31, 1993, First Alabama's consolidated Tier 1 Capital and Total Capital ratios were 11.1% and 13.5%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. First Alabama's Leverage Ratio at December 31, 1993 was 10.1%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of First Alabama's subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC and First Alabama's subsidiary savings bank is subject to tangible, risk-based, and core capital requirements adopted by the OTS. Each of First Alabama's Subsidiary Institutions was in compliance with applicable minimum capital requirements as of December 31, 1993. Neither First Alabama nor any of the Subsidiary Institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.


     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See -- "Prompt Corrective Action."


     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OTS have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards which would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

     SUPPORT OF SUBSIDIARY INSTITUTIONS. Under Federal Reserve policy, First Alabama is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, First Alabama may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the FDIA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

     PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective on December 19, 1992, the federal banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rule implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10.0% or greater, a Tier I Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier I Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0% or a Tier I Capital ratio of less than 4.0% or a Leverage Ratio that is less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier I Capital ratio of less than 3.0%, or a Leverage Ratio that is less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier I capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     In the case of an institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, the institution is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are (i) significantly undercapitalized or (ii) undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of
Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers;
(xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution;
or (xiii) be divested by a parent holding company.   In addition, without the
prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.

     At December 31,1993, all of First Alabama's Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.

     BROKERED DEPOSITS. The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a depository institution cannot accept, rollover, or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized depository institution may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because all of the Subsidiary Institutions of First Alabama had at December 31, 1993, the requisite capital levels to qualify as well capitalized, First Alabama believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Institutions.

     FDIC INSURANCE ASSESSMENTS. In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994 and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories:
(i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994, as they had during 1993, will range from .23% of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy" to .31% of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").


     The FDIC is authorized to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the results of operations of First Alabama.


     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

     NEW SAFETY AND SOUNDNESS STANDARDS. In November 1993, federal banking agencies issued for comment proposed safety and soundness standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees, and benefits. With respect to internal controls, information systems, and internal audit systems, the standards describe the functions that adequate internal controls and information systems must be able to perform, including (i) monitoring adherence to prescribed policies, (ii) effective risk management, (iii) timely and accurate financial, operational, and regulatory reporting, (iv) safeguarding and managing assets, and (v) compliance with applicable laws and regulations. The standards also include requirements that (i) those performing internal audits be qualified and independent, (ii) internal controls and information systems be tested and reviewed, (iii) corrective actions be adequately documented, and (iv) that results of an audit be made available for review of management actions.

     As in the case of internal controls and information systems, the proposal establishes general principles and standards, rather than specific requirements, that must be followed in other areas. For example, loan documentation and credit underwriting practices must be such that they enable the institution to make an informed lending decision and assess credit risk on an ongoing basis. Similarly, an institution must manage interest rate risk "in a manner that is appropriate to the size of [the institution] and the complexity of its assets and liabilities" and must conduct any asset growth in accordance with a plan that has taken a variety of factors such as deposit volatility, capital, and interest rate risk into account. The proposal also prohibits "excessive compensation," which is defined as amounts paid that are unreasonable or disproportionate to the services performed by an officer, employee, director, or principal stockholder in light of all circumstances. In order to help alert institutions and their regulators to deteriorating financial conditions, the proposed rule also would impose a maximum ratio of classified assets to total capital of 1.0 and, in the case of an institution that had incurred a net loss over the last four quarters, would require that institution to have sufficient capital to absorb a similar loss over the next four quarters and still remain in compliance with its minimum capital requirements.

     DEPOSITOR PREFERENCE. Legislation recently enacted by Congress establishes a nationwide depositor preference rule in the event of a bank failure. Under this arrangement, all deposits and certain other claims against a bank, including the claim of the FDIC as subrogee of insured depositors, would receive payment in full before any general creditor of the bank would be entitled to any payment in the event of an insolvency or liquidation of the bank.


                   DESCRIPTION OF FIRST ALABAMA COMMON STOCK

     First Alabama is authorized to issue 60,000,000 shares of First Alabama Common Stock, of which 42,520,025 shares were issued, including 1,470,700 treasury shares, at December 31, 1993. No other class of stock is authorized.


     At the 1994 Annual Meeting of Stockholders of First Alabama, stockholders approved a proposal to increase the number of authorized shares of First Alabama Common Stock from 60 million to 120 million. Such additional authorized shares of First Alabama Common Stock will be available for issuance for various corporate purposes without further approval of the stockholders of First Alabama.


     Holders of First Alabama Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. Dividend payments are subject to certain limitations imposed in First Alabama's debt instruments. Under the most restrictive of such limitations, $724 million was available for payment of dividends as of December 31, 1993. However, the ability of First Alabama to pay dividends is further affected by the ability of its Subsidiary Institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At December 31, 1993, under such requirements and guidelines, the Subsidiary Institutions had $172 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation -- Dividends."

     For a further description of First Alabama Common Stock, see "Effect of the Merger on Rights of Stockholders."



                             STOCKHOLDER PROPOSALS

     First Alabama expects to hold its next annual meeting of stockholders after the Merger during April 1995. Under SEC rules proposals of First Alabama stockholders intended to be presented at that meeting must be received by First Alabama at its principal executive offices no later than November 16, 1994, for consideration by First Alabama for possible inclusion in such proxy materials.

                                    EXPERTS

     The consolidated financial statements of Guaranty as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been included herein in reliance upon the report of Basil M. Lee and Company, independent auditors, and on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of First Alabama, incorporated by reference in this Registration Statement, have been audited by Ernst & Young, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report to Stockholders and the Annual Report on Form 10-K for the year ended December 31, 1993. The financial statements audited by Ernst & Young have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                    OPINIONS


     The legality of the shares of First Alabama Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of First Alabama. As of April 20, 1994, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 120,695 shares of First Alabama Common Stock.



     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                         INDEX TO FINANCIAL STATEMENTS


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                              F-2


FINANCIAL STATEMENTS

  Consolidated Balance Sheets for the Years Ended
      December 31, 1993 and 1992                                          F-3


  Consolidated Statements of Income for the Years
      Ended December 31, 1993, 1992, and 1991                             F-4


  Consolidated Statements of Changes in Shareholders'
      Equity for the Years Ended December 31, 1993,
      1992, and 1991                                                      F-5


  Consolidated Statements of Cash Flows for the Years
       Ended December 31, 1993, 1992, and 1991                            F-6


  Notes to Consolidated Financial Statements                              F-7


                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of Guaranty Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Guaranty Bancorp, Inc. and its subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Bancorp, Inc. and its subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



/s/ Basil M. Lee and Company
- ----------------------------
Basil M. Lee and Company
Baton Rouge, Louisiana
January 28, 1994

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,


                                                           1993            1992
                                                           ----            ----

                                         ASSETS
Cash and due from banks                                $  4,237,048    $  7,098,368
Federal funds sold                                        5,410,000       5,700,000
                                                       ------------    ------------
Cash and cash equivalents                                 9,647,048      12,798,368

Interest-bearing deposits in other banks                    100,000         100,000

Investment securities (Approximate market values
  of $36,196,303 and $25,033,320)                        36,089,671      24,811,587

Loans                                                   130,725,166     126,536,922
  Unearned income                                            (2,757)         (7,304)
  Allowance for possible loan losses                     (1,955,299)     (2,008,288)
                                                       ------------    ------------

      Loans, net                                        128,767,110     124,521,330
                                                       ------------    ------------

Premises and equipment, net                               3,376,674       3,530,235
Other real estate                                           867,443       1,263,319
Accrued interest receivable                               1,156,113       1,085,565
Other assets                                                944,061         873,137
                                                       ------------    ------------

      Total assets                                     $180,948,120    $168,983,541
                                                       ============    ============


                     LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
  Demand                                               $ 33,996,323    $ 30,275,030
  Savings and NOW accounts                               41,104,606      43,468,100
  Certificates of deposit and other time
    deposits $100,000 and more                           30,830,734      33,566,990
  Other time deposits                                    61,410,785      50,425,210
                                                       ------------    ------------
                                                        167,342,448     157,735,330

Accrued interest payable                                    308,970         340,974
Other liabilities                                           204,885         230,140
Note payable                                                514,637         690,831
                                                       ------------    ------------

      Total liabilities                                 168,370,940     158,997,275
                                                       ------------    ------------

Common stock, $1 par value, 1,250,000 shares
  authorized, 766,025 and 761,025 shares issued
  and outstanding                                           766,025         761,025
Capital surplus                                           2,670,669       2,606,973
Retained earnings                                         9,170,630       6,648,412
Treasury stock at cost, 8,220 shares                        (30,144)        (30,144)
                                                       ------------    ------------

      Total shareholders' equity                         12,577,180       9,986,266
                                                       ------------    ------------

      Total liabilities and shareholders' equity       $180,948,120    $168,983,541
                                                       ============    ============

Book value per share of common stock                   $      16.60    $      13.27
                                                       ============    ============




   The accompanying notes are an integral part of these financial statements.

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                            YEARS ENDED DECEMBER 31,


                                               1993          1992          1991
                                               ----          ----          ----
Interest income
  Interest and fees on loans                $12,006,538   $11,331,251   $10,462,128
  Interest on investment securities
    U. S. Treasury securities                 1,015,326       841,137       362,036
    Obligations of other U. S. Government
      agencies and corporations                  90,817       537,066       887,369
    Obligations of states and political
      subdivisions                              136,395       134,092       167,572
    Other securities                                  -             -        14,044
  Interest on federal funds sold                177,763       163,152       315,382
  Interest on deposits in other banks             2,589         3,405        10,266
                                            -----------   -----------   -----------
                                             13,429,428    13,010,103    12,218,797
                                            -----------   -----------   -----------

Interest expense
  Interest on deposits
    Savings and NOW accounts                    920,766     1,235,203     1,423,846
    Certificates and other time deposits
      $100,000 and more                       1,179,209     1,412,639     2,182,420
    Other time deposits                       2,765,668     2,408,440     2,547,903
  Other interest expense                         43,806        60,836        79,633
                                            -----------   -----------   -----------
                                              4,909,449     5,117,118     6,233,802
                                            -----------   -----------   -----------

Net interest income                           8,519,979     7,892,985     5,984,995
  Provision for possible loan losses            680,000       961,704       806,000
                                            -----------   -----------   -----------

Net interest income after provision for
  possible loan losses                        7,839,979     6,931,281     5,178,995
                                            -----------   -----------   -----------

Other income
  Service charges                             1,149,597       938,866       853,002
  Gain on sale of loans                         221,486       159,277       240,293
  Gain (loss) on sale of securities              52,115       105,279       (46,336)
  Other income                                   23,207        48,450         2,241
                                            -----------   -----------   -----------
                                              1,446,405     1,251,872     1,049,200
                                            -----------   -----------   -----------

Other expense
  Salaries and employee benefits              2,616,779     2,256,703     1,801,497
  Occupancy and equipment expense             1,062,531       951,966       652,224
  Net cost of operation of other real
    estate                                       (6,450)       12,480       311,710
  Other expense                               1,841,128     1,642,733     1,313,207
                                            -----------   -----------   -----------
                                              5,513,988     4,863,882     4,078,638
                                            -----------   -----------   -----------

Income before income taxes                    3,772,396     3,319,271     2,149,557

  Income tax expense                          1,250,178     1,109,318       702,566
                                            -----------   -----------   -----------

Net income                                  $ 2,522,218   $ 2,209,953   $ 1,446,991
                                            ===========   ===========   ===========

Net income per share of common stock        $      3.21   $      2.84   $      1.95
                                            ===========   ===========   ===========





   The accompanying notes are an integral part of these financial statements.

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                                    Securities        Total
                                 Common       Capital      Retained     Treasury     Valuation    Shareholders'
                                  Stock       Surplus      Earnings       Stock      Allowance       Equity
                                 ------       -------      --------     --------    ----------    -------------
Balance, December 31, 1990      $721,190    $2,338,458    $2,991,468    $(30,144)    $(97,000)     $ 5,923,972

Net income, 1991                       -             -     1,446,991           -            -        1,446,991

Common stock issued               39,835       268,515             -           -            -          308,350

Valuation allowance for
  securities                           -             -             -           -       97,000           97,000
                                --------    ----------    ----------    --------     --------      -----------

Balance, December 31, 1991       761,025     2,606,973     4,438,459     (30,144)           -        7,776,313

Net income, 1992                       -             -     2,209,953           -            -        2,209,953
                                --------    ----------    ----------    --------     --------      -----------

Balance, December 31, 1992       761,025     2,606,973     6,648,412     (30,144)           -        9,986,266

Net income, 1993                       -             -     2,522,218           -            -        2,522,218

Common stock issued                5,000        15,000             -           -            -           20,000

Tax benefit from exercise
  of stock options                     -        48,696             -           -            -           48,696
                                --------    ----------    ----------    --------     --------      -----------

Balance, December 31, 1993      $766,025    $2,670,669    $9,170,630    $(30,144)    $      -      $12,577,180
                                ========    ==========    ==========    ========     ========      ===========





The accompanying notes are an integral part of these financial statements.

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                               1993          1992          1991
                                               ----          ----          ----
Cash flows from operating activities:
  Net income                               $  2,522,218  $  2,209,953  $  1,446,991
  Adjustments to reconcile net income to
    net cash provided by operating
    activities -
      Deferred income tax expense
        (benefit)                                94,553       (83,458)      (52,823)
      Provision for possible loan losses        680,000       961,704       806,000
      Provision for real estate losses           72,021       108,505       259,840
      Depreciation                              352,207       316,852       201,776
      (Gain) loss on sale of investment
        securities                              (52,115)     (105,279)       46,336
      Net amortization of investment
        securities                              463,217       244,033        30,238
      (Gain) loss on sale of other real
        estate                                  (76,852)     (142,131)        1,180
      (Gain) on sale of loans                  (221,486)     (159,277)     (240,293)
      (Increase) decrease in interest
        receivable                              (70,548)      118,202       (47,006)
      (Increase) in other assets               (165,477)     (127,572)     (131,846)
      Increase (decrease) in interest
        payable                                 (32,004)      (61,895)       17,759
      (Decrease) in other liabilities           (25,255)      (98,059)     (129,218)
                                           ------------  ------------  ------------
Net cash provided by operating activities     3,540,479     3,181,578     2,208,934
                                           ------------  ------------  ------------

Cash flows from investing activities:
  Proceeds from maturities of investment
    securities                               22,402,000    14,175,000    10,600,000
  Proceeds from sale of investment
    securities                                8,064,375     4,116,250       166,664
  Purchase of investment securities         (42,155,561)  (18,287,970)  (19,674,218)
  Decrease in interest-bearing deposits
    in other banks                                    -             -       100,000
  Proceeds from sales of other real
    estate                                    1,643,449       829,125       772,007
  (Increase) in loans                        (5,947,036)  (24,029,007)  (21,982,383)
  Purchase of premises and equipment           (198,646)   (1,675,640)     (536,785)
                                           ------------  ------------  ------------
Net cash (used) by investing activities     (16,191,419)  (24,872,242)  (30,554,715)
                                           ------------  ------------  ------------

Cash flows from financing activities:
  Increase in deposits                        9,607,118    19,748,193    33,807,672
  Repayment of notes payable                   (176,194)     (100,000)      (80,488)
  Common stock issued                            20,000             -       308,350
  Tax benefit from exercise of stock
    options                                      48,696             -             -
                                           ------------  ------------  ------------
Net cash provided by financing activities     9,499,620    19,648,193    34,035,534
                                           ------------  ------------  ------------

Net increase (decrease) in cash and cash
  equivalents                                (3,151,320)   (2,042,471)    5,689,753

Cash and cash equivalents, beginning of
  year                                       12,798,368    14,840,839     9,151,086
                                           ------------  ------------  ------------

Cash and cash equivalents, end of year     $  9,647,048  $ 12,798,368  $ 14,840,839
                                           ============  ============  ============

Cash paid for income taxes                 $  1,144,866  $  1,354,456  $    908,555
                                           ============  ============  ============

Cash paid for interest expenses            $  4,941,453  $  5,179,013  $  6,216,043
                                           ============  ============  ============

Other real estate acquired in satisfac-
  tion of loans                            $  1,242,742  $    682,207  $    814,648
                                           ============  ============  ============


   The accompanying notes are an integral part of these financial statements.

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Guaranty Bancorp, Inc. (the "Company") and its subsidiary are based on generally accepted accounting principles and conform to predominant banking industry practices. Guaranty Bank and Trust Company, (the "Bank") is wholly owned by the Company. The following is a summary of the significant accounting policies:

Principles of consolidation. The consolidated financial statements of the Company include the accounts of the Company and its subsidiary. All material intercompany transactions and accounts have been eliminated.

Investment securities. Investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. All securities are held for investment and the Bank does not actively trade for its own account.

The Bank will adopt the Financial Accounting Standards Board Statement Number 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. Although the analyses of the Bank's securities have not been completed to determine their classification under Statement 115, it is presently anticipated that most securities will continue to be considered as "held-to- maturity" and carried at amortized cost.

Loans and allowance for loan losses. Loans are stated at the amount of unpaid principal reduced by unearned income and the allowance for loan losses. Unearned income on discounted loans is recognized as income over the terms of the loans by the sum-of-the-months digits method, which is not materially different from the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. The allowance represents an amount which, in management's judgment, will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. Ultimate losses may vary from the current estimates. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that the collection of interest is doubtful. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

Premises and equipment. Premises and equipment are stated at cost less accumulated depreciation computed either on the straight- line or an accelerated method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposal, the cost and related depreciation are removed from the accounts and gain or loss, if any, is reflected in the income statement.

Other real estate. Properties acquired in satisfaction of indebtedness to the Bank are carried at the lower of cost or estimated fair market value, based on appraisals and other relevant factors. Estimated holding periods vary, but are generally subject to a maximum of ten years. Subsequent write downs, revenues and expenditures, except capital expenditures, are charged to operations.

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Treasury stock. Treasury stock is accounted for by the cost method on an average cost basis.

Income taxes. Provision for deferred income taxes is made as a result of temporary differences between the financial and taxable bases of assets and liabilities. The differences relate principally to accretion of discounts on investments, depreciation of office buildings and equipment, the provision for real estate losses, the provision for loan losses and contributions to the pension plan.

In 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The accounting change did not have a material effect on the Company's financial position or results of operations.

Cash equivalents. For purposes of the statement of cash flows, the Company considers due from bank accounts and federal funds sold to be cash equivalents.

Net income per share. Net income per share is calculated on the basis of the weighted average number of shares outstanding, including the assumed exercise of stock options. Under the treasury stock method, net income per share for 1993, 1992 and 1991 were computed based on 784,701, 777,097 and 743,445 shares outstanding, respectively.

Dividends. Prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.

Reclassifications. Certain reclassifications have been made to the prior year financial statements, which have no effect on net income as previously reported, to conform to current year reporting.


RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances by the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 1993 and 1992 were approximately $846,000 and $702,000, respectively.


INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in debt securities are as follows:

                                                  December 31, 1993
                                  ------------------------------------------------
                                                 Gross        Gross      Estimated
                                  Amortized   Unrealized   Unrealized     Market
Categories:                         Cost         Gains       Losses        Value
                                  ---------   ----------   ----------    ---------
U. S. Treasury securities        $31,183,343  $     5,499  $    26,655  $31,162,187
Obligations of other U. S.
  Government agencies and
  corporations                     2,000,000            -            -    2,000,000
Obligations of states and
  political subdivisions           2,906,328      132,308        4,520    3,034,116
                                 -----------  -----------  -----------  -----------

                                 $36,089,671  $   137,807  $    31,175  $36,196,303
                                 ===========  ===========  ===========  ===========

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


INVESTMENT SECURITIES - CONTINUED

                                                  December 31, 1993
                                  ------------------------------------------------
                                                                         Estimated
                                  Amortized                               Market
                                    Cost                                   Value
                                  ---------                              ---------
Debt securities pledged to
  secure public funds and
  for other purposes             $ 4,513,101                            $ 4,628,252
                                 ===========                            ===========


Contractual maturities:

Due in one year or less          $25,259,312                            $25,249,700
Due after one year through
  five years                       9,440,596                              9,470,657
Due after five years through
  ten years                        1,389,763                              1,475,946
                                 -----------                            -----------

                                 $36,089,671                            $36,196,303
                                 ===========                            ===========

                                                  December 31, 1992
                                  ------------------------------------------------
                                                 Gross        Gross      Estimated
                                  Amortized   Unrealized   Unrealized     Market
Categories:                         Cost         Gains       Losses        Value
                                  ---------   ----------   ----------    ---------
U. S. Treasury securities        $18,165,037  $    83,533  $    10,463  $18,238,107
Obligations of other U. S.
  Government agencies and
  corporations                     5,035,839       47,665        1,942    5,081,562
Obligations of states and
  political subdivisions           1,610,711      102,940            -    1,713,651
                                 -----------  -----------  -----------  -----------

                                 $24,811,587  $   234,138  $    12,405  $25,033,320
                                 ===========  ===========  ===========  ===========


Debt securities pledged to
  secure public funds and
  for other purposes             $ 6,981,811                            $ 7,136,329
                                 ===========                            ===========


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Debt securities totaling $1,000,000 and $2,000,000 were called in 1992 and 1991 in which no gain or loss was realized. Debt securities totaling $8,064,375 and $3,010,898 were sold in 1993 and 1992 in which gains of $52,115 and $105,279 were realized. Marketable equity securities were sold in 1991 in which a $46,336 loss was realized.

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


LOANS

Most of the Bank's loan customers are in East Baton Rouge Parish, Louisiana and its adjacent parishes. Major classifications of loans are as follows:

                                                               December 31,
                                                           --------------------
                                                           1993            1992
                                                           ----            ----
Commercial and industrial                              $ 18,856,547    $ 21,021,737
Real estate - construction                                7,617,546       6,118,758
Real estate - other                                      85,042,482      78,284,055
Consumer                                                  8,595,935       8,214,476
Other                                                    10,612,656      12,897,896
                                                       ------------    ------------
                                                        130,725,166     126,536,922
Unearned income                                              (2,757)         (7,304)
Allowance for possible loan losses                       (1,955,299)     (2,008,288)
                                                       ------------    ------------
     Loans, net                                        $128,767,110    $124,521,330
                                                       ============    ============

Changes in the allowance for possible loan losses for the years ended December 31 were as follows:

                                           1993            1992            1991
                                           ----            ----            ----
Balance, beginning of year             $  2,008,288    $  1,656,603    $  1,495,441
Provision charged to operations             680,000         961,704         806,000
Loans charged off                          (849,351)       (816,887)       (755,707)
Recoveries                                  116,362         206,868         110,869
                                       ------------    ------------    ------------

Balance, end of year                   $  1,955,299    $  2,008,288    $  1,656,603
                                       ============    ============    ============

Loans on which the accrual of interest has been discontinued amounted to $922,000 and $1,690,400 at December 31, 1993 and 1992, respectively. If interest on nonaccrual loans had been accrued, such income would have approximated $278,000, $245,000 and $319,000 in 1993, 1992 and 1991,
respectively. Interest collections on nonaccrual loans in 1993, 1992 and 1991 were approximately $186,000, $183,000 and $176,000. Management may elect to continue the accrual of interest on past due loans when the estimated net realizable value of collateral is sufficient to cover the principal and accrued interest balances. No loans were accruing interest that were 90 days or more past due as to principal or interest at December 31, 1993 and 1992.


PREMISES AND EQUIPMENT

Major classifications of these assets at December 31 are as follows:

                                                            1993           1992
                                                            ----           ----
Land                                                     $   467,439    $   467,439
Buildings                                                  1,514,953      1,508,638
Furniture and equipment                                    2,747,792      2,555,461
Automobiles                                                  102,210        102,210
Leasehold improvements                                       899,011        899,011
                                                         -----------    -----------
                                                           5,731,405      5,532,759
Accumulated depreciation                                  (2,354,731)    (2,002,524)
                                                         -----------    -----------

Premises and equipment, net                              $ 3,376,674    $ 3,530,235
                                                         ===========    ===========

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve credit risk in excess of the amounts recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amounts of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including collateral or other security to support the financial instruments.

At December 31, 1993 and 1992, commitments to extend credit totaled $20,653,000 and $18,578,000. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1993 and 1992, commitments under standby letters of credit totaled $1,391,000 and $1,917,000. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.


PENSION PLAN

The Bank has a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee's average monthly compensation during the five highest consecutive calendar years of the last ten years of employment. The Bank's funding policy is to contribute annually between the minimum and maximum amounts that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status at the latest valuation date of December 31, 1992 (in thousands):

Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested benefits of $601       $(683)
                                                                           ======
   Projected benefit obligation for service rendered to date               $(796)
Plan assets at fair value, primarily short-term investments                  887
                                                                           ------
Plan assets in excess of projected benefit obligation                         91
Unrecognized net loss from past experience different from that
   assumed and effects of changes in assumptions                             262
Unrecognized prior service cost                                              (17)
Unrecognized net asset                                                       (43)
                                                                           ------
Prepaid pension cost included in other assets at December 31, 1992         $ 293
                                                                           ======

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


PENSION PLAN - CONTINUED

Prepaid pension cost at December 31, 1993 was $403,000. Net pension costs for 1993, 1992 and 1991 included the following components (in thousands):

                                                               1993    1992    1991
                                                               ----    ----    ----
       Service cost - benefits earned during the period        $ 57    $ 45    $ 36
       Interest cost on projected benefit obligation             66      58      48
       Expected return on plan assets                           (53)    (44)    (44)
       Net amortization and deferral                             18      11     (15)
                                                               ----    ----    ----
       Net periodic pension cost                               $ 88    $ 70    $ 25
                                                               ====    ====    ====


The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.0 percent and 5.9 percent, respectively. The expected long-term rate of return on assets was 5.5 percent in 1993 and 1992, and 6.5 percent in 1991.


NOTE PAYABLE

In July, 1986 the Company borrowed $1,000,000 from a bank, secured by 100,000 shares of stock (100%) of Guaranty Bank and Trust Company. These funds were contributed to Guaranty Bank as additional capital. Interest is at "New York" prime plus 0.75% and was payable quarterly for the first year, with a ten year principal and interest amortization thereafter. Maturities are scheduled as follows:

          1987 - $  4,289          1991 - $ 80,488          1995 - $158,536
          1988 - $ 21,952          1992 - $100,000          1996 - $178,048
          1989 - $ 41,464          1993 - $119,512          1997 - $ 39,029
          1990 - $ 60,976          1994 - $139,024

The note was renewed on June 30, 1993 and contains a due date of June 30, 1994, at which time the note can be repriced.


INCOME TAXES

The income tax expense included in the consolidated statements of income consists of:

                                                1993          1992          1991
                                                ----          ----          ----
Current payable                              $1,155,625    $1,192,776    $  755,389
Deferred expense (benefit)                       94,553       (83,458)      (52,823)
                                             ----------    ----------    ----------

                                             $1,250,178    $1,109,318    $  702,566
                                             ==========    ==========    ==========

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


INCOME TAXES - CONTINUED

The effective income tax rates were 33.1%, 33.4% and 32.7% for 1993, 1992 and 1991. The differences between the effective tax rates and the statutory federal income tax rates were:

                                                       1993     1992     1991
                                                       ----     ----     ----
Statutory federal income tax rate                      34.0%    34.0%    34.0%
Nontaxable income                                      (1.3%)   (1.2%)   (3.1%)
Nondeductible expenses                                  0.4%     0.6%     1.1%
Net capital loss                                          -        -      0.7%
                                                       ----     ----     ----

                                                       33.1%    33.4%    32.7%
                                                       ====     ====     ====

At December 31, 1993, a net deferred tax asset of $251,879 was recorded which consisted of:

                                                            Taxable
                                                         (Deductible)     Deferred
                                                           Temporary      Tax Asset
                                                          Difference     (Liability)
                                                         ------------    -----------
Provision for possible loan losses                       $(1,128,506)     $ 383,692
Provision for real estate losses                            (187,441)        63,730
Depreciation expense                                         206,167        (70,097)
Pension plan expense                                         372,750       (126,735)
Other                                                         (8,140)         1,289
                                                         -----------      ---------

                                                         $  (745,170)     $ 251,879
                                                         ===========      =========

No valuation allowance was recorded to reduce the deferred tax asset.

The changes in the components of deferred income taxes were as follows:

                                                          1992         1991
                                                          ----         ----
Provision for possible loan losses                      $(137,022)   $ (12,837)
Discount accretion                                         (7,377)        (211)
Depreciation                                                  (76)      (6,638)
Discount on installment loans                                (661)        (529)
Provision for real estate losses                           23,757      (58,991)
Pension plan expense                                       32,187       27,723
Other                                                       5,734       (1,340)
                                                        ---------    ---------

                                                        $ (83,458)   $ (52,823)
                                                        =========    =========


RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has loans, deposits and other transactions with its executive officers, directors and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amounts of loans to the aforementioned persons and companies in which they have a 10% or more ownership interest as of December 31, 1993 and 1992 were $2,451,000 and $5,754,000, respectively. At December 31, 1993, $66,000 of these loans were unsecured.

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


RELATED PARTY TRANSACTIONS - CONTINUED

The Florida Boulevard branch is owned by the second largest shareholder of the Company, a limited liability company controlled by the Company's chairman and largest shareholder. The lease is accounted for as an operating lease, and rent expense was $112,800 for each of the years ended December 31, 1993, 1992 and 1991. The lease was for 36 months at $9,400 per month and became effective on June 1, 1989. The lease was amended in 1992 to extend the term an additional 36 months expiring on May 31, 1995, under the same provisions of the original lease.

Amounts paid for goods and services to related parties and their affiliates totaled approximately $22,000 in 1993 and $846,000 in 1992. Deposits held for related parties by the Bank were approximately $7,753,000 and $5,156,000 at December 31, 1993 and 1992.


OPERATING LEASES

The Bank entered into two separate lease agreements, both with effective dates of June 30, 1992, for the rental of portions of office space located on two different floors in the Essen Centre building. Both leases are for a primary term of ten years, with three five-year renewal options containing rental adjustments based on the consumer price index. Both leases provide an option to cancel at the end of five years. Minimum rental payments total $144,749 per year throughout the first five years of both leases. Thereafter, the leases provide for increases in the rents based on the consumer price index, with a floor of 3% and a ceiling of 4% annually. Total rent expense was $144,749 and $73,471 for the years ended December 31, 1993 and 1992.

The Essen Mall branch lease had an original three year term from January 1, 1986 through December 31, 1988, with three consecutive options to renew at three years each. The first option to renew was exercised and the minimum rental payments were $21,754 per year. The lease was renegotiated to a month-to-month rental effective January 1, 1992. On September 30, 1992, the lease was terminated upon the relocation of the branch. Total rent expense paid under the Essen Mall branch lease was $13,573 for the year ended December 31, 1992.


STOCK OPTION AGREEMENT

During 1985, the Board of Directors approved an agreement which provides for stock options to a key employee of the Bank. Under the terms of the agreement, the employee may purchase 50,000 shares of Guaranty Bancorp, Inc. stock at $4 per share, the market value at the date of grant. At December 31, 1992, 5,000 of these shares under option were outstanding, and were exercised in 1993. In 1989, additional stock options for another 50,000 shares were granted which are exercisable 10,000 per year beginning in 1990 at the book value of $6.97 per share as of December 31, 1989. These options are noncancelable during the five year term, and all remain outstanding at December 31, 1993.


                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


STOCK OPTION AGREEMENT - CONTINUED

The following is a summary of transactions:

                                                               December 31,
                                                        --------------------------
Shares under option                                     1993       1992       1991
- -------------------                                     ----       ----       ----
Outstanding, beginning of year                         55,000     55,000     70,000
Granted during the year                                     -          -          -
Exercised during the year                               5,000          -     15,000
Cancelled during the year                                   -          -          -
Outstanding, end of year                               50,000     55,000     55,000
Exercisable at end of year                             40,000     35,000     25,000


FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments as required by FASB Statement 107 (SFAS
107), "Disclosures About Fair Value of Financial Instruments". In many cases, the fair values estimated cannot be verified by comparison to independent markets, and therefore may present amounts which would not be realized upon sale of the instruments. Accordingly, the fair value amounts presented do not represent the value of the Company.

Cash and short-term investments. The carrying amount is a reasonable estimate of the fair market value.

Investment securities. The fair value equals a quoted market price, if available. Otherwise, the fair value is estimated using quoted market prices for similar securities.

Loans. The fair value is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits. The fair value of demand deposits, savings and NOW accounts, and money market accounts is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Note payable.  The carrying amount is a reasonable estimate of the fair value.

Commitments to extend credit and standby letters of credit. The fair value is estimated using the fees charged to enter into similar arrangements.

Stock options. The fair value is the difference between the average market price for Company stock and the exercise price of the options.



                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                                       December 31,
                                        ------------------------------------------
                                               1993                   1992
                                        -------------------    -------------------
                                        Carrying      Fair     Carrying      Fair
                                         Amount       Value     Amount       Value
                                        --------      -----    --------      -----
Assets
  Cash and short-term investments       $  9,747    $  9,747   $ 12,898    $ 12,898
  Investment securities                   36,090      36,196     24,812      25,033
  Loans                                  128,767     129,169    124,521     125,402

Liabilities
  Deposits due on demand                  75,101      75,101     73,743      73,743
  Time deposits                           92,242      94,920     83,992      85,375
  Note payable                               515         515        691         691

Off-balance sheet items
  Loan commitments and standby
    letters of credit                          -        (175)         -        (151)
  Stock options                                -        (490)         -        (292)


PARENT COMPANY STATEMENTS

The December 31, 1993 and 1992 financial statements of Guaranty Bancorp, Inc. (parent company only) follow:

BALANCE SHEETS
- --------------

                                                               December 31,
                                                            -------------------
                                                            1993           1992
                                                            ----           ----
                                      ASSETS
Investment in subsidiary at equity in underlying
  net assets - Guaranty Bank and Trust Company           $13,026,027    $10,653,798
Cash                                                           1,634          2,510
Other assets                                                  64,156         20,789
                                                         -----------    -----------

      Total assets                                       $13,091,817    $10,677,097
                                                         ===========    ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Note payable                                             $   514,637    $   690,831
                                                         -----------    -----------

      Total liabilities                                      514,637        690,831
                                                         -----------    -----------

Common stock                                                 766,025        761,025
Capital surplus                                            2,670,669      2,606,973
Retained earnings                                          9,170,630      6,648,412
Treasury stock, at cost                                      (30,144)       (30,144)
                                                         -----------    -----------

      Total shareholders' equity                          12,577,180      9,986,266
                                                         -----------    -----------

      Total liabilities and shareholders' equity         $13,091,817    $10,677,097
                                                         ===========    ===========

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


PARENT COMPANY STATEMENTS - CONTINUED

STATEMENTS OF INCOME
- --------------------

                                                   Years ended December 31,
                                               --------------------------------
                                               1993          1992          1991
                                               ----          ----          ----
Dividends from bank subsidiary              $   200,000   $   130,000   $   130,000
Equity in undistributed net income of
  bank subsidiary                             2,352,229     2,120,308     1,370,000
                                            -----------   -----------   -----------

      Total income                            2,552,229     2,250,308     1,500,000
                                            -----------   -----------   -----------

Interest expense                                 43,806        60,469        79,097
Income tax (benefit)                            (15,460)      (20,789)      (27,308)
Other expenses                                    1,665           675         1,220
                                            -----------   -----------   -----------

      Total expenses                             30,011        40,355        53,009
                                            -----------   -----------   -----------

Net income                                  $ 2,522,218   $ 2,209,953   $ 1,446,991
                                            ===========   ===========   ===========


STATEMENTS OF CASH FLOWS
- ------------------------

                                                   Years ended December 31,
                                               --------------------------------
                                               1993          1992          1991
                                               ----          ----          ----
Cash flows from operating activities:
  Net income                                $ 2,522,218   $ 2,209,953   $ 1,446,991
  Adjustments to reconcile net income to
    net cash provided by operating
    activities -
      Equity in undistributed net income
        of bank                              (2,352,229)   (2,120,308)   (1,370,000)
      Changes in operating assets and
        liabilities -
      (Increase) decrease in other assets       (43,367)        6,519         6,763
                                            -----------   -----------   -----------

  Net cash provided by operating
    activities                                  126,622        96,164        83,754
                                            -----------   -----------   -----------

Cash flows from investing activities:
  Capital contribution to bank subsidiary       (20,000)            -      (308,350)
                                            -----------   -----------   -----------

Cash flows from financing activities:
  Principal payments on note payable           (176,194)     (100,000)      (80,488)
  Common stock sold                              20,000             -       308,350
  Tax benefit from exercise of stock
    options                                      48,696             -             -
                                            -----------   -----------   -----------

  Net cash provided (used) by financing
    activities                                 (107,498)     (100,000)      227,862
                                            -----------   -----------   -----------

  Net increase (decrease) in cash                  (876)       (3,836)        3,266

Cash, beginning of year                           2,510         6,346         3,080
                                            -----------   -----------   -----------

Cash, end of year                           $     1,634   $     2,510   $     6,346
                                            ===========   ===========   ===========

                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


BANK FINANCIAL STATEMENTS

The balance sheets and statements of income for Guaranty Bank and Trust Company (bank only) follow:

BALANCE SHEETS
- --------------

                                                               December 31,
                                                           --------------------
                                                           1993            1992
                                                           ----            ----

                                    ASSETS
Cash and due from banks                                $  4,237,048    $  7,098,368
Federal funds sold                                        5,410,000       5,700,000
Interest-bearing deposits in other banks                    100,000         100,000
Investment securities                                    36,089,671      24,811,587
Loans, net of unearned discount                         130,722,409     126,529,618
Allowance for possible loan losses                       (1,955,299)     (2,008,288)
Premises and equipment, net                               3,376,674       3,530,235
Other real estate                                           867,443       1,263,319
Accrued interest receivable                               1,156,113       1,085,565
Other assets                                                922,565         873,137
                                                       ------------    ------------

      Total assets                                     $180,926,624    $168,983,541
                                                       ============    ============


                     LIABILITIES AND SHAREHOLDER'S EQUITY
Demand deposits                                        $ 33,997,959    $ 30,277,540
Savings and NOW deposits                                 41,104,606      43,468,100
Certificates and other time deposits                     92,241,519      83,992,200
Accrued interest payable                                    308,970         340,974
Other liabilities                                           247,543         250,929
Common stock                                                500,000         500,000
Capital surplus                                           2,904,770       2,884,770
Retained earnings                                         9,621,257       7,269,028
                                                       ------------    ------------

      Total liabilities and shareholder's equity       $180,926,624    $168,983,541
                                                       ============    ============





                                  (Continued)

                     GUARANTY BANCORP, INC. AND SUBSIDIARY

                               DECEMBER 31, 1993


BANK FINANCIAL STATEMENTS - CONTINUED

STATEMENTS OF INCOME
- --------------------

                                                   Years ended December 31,
                                               --------------------------------
                                               1993          1992          1991
                                               ----          ----          ----
Interest income
  Loans                                     $12,006,538   $11,331,251   $10,462,128
  Investment securities                       1,242,538     1,512,295     1,431,021
  Federal funds sold                            177,763       163,152       315,382
  Deposits in other banks                         2,589         3,405        10,266
                                            -----------   -----------   -----------
                                             13,429,428    13,010,103    12,218,797
                                            -----------   -----------   -----------

Interest expense
  Deposits                                    4,865,643     5,056,282     6,154,169
  Other                                               -           367           536
                                            -----------   -----------   -----------
                                              4,865,643     5,056,649     6,154,705
                                            -----------   -----------   -----------

Net interest income                           8,563,785     7,953,454     6,064,092
Provision for possible loan losses              680,000       961,704       806,000
                                            -----------   -----------   -----------
Net interest income after provision for
  possible loan losses                        7,883,785     6,991,750     5,258,092

Other income                                  1,446,406     1,251,873     1,103,323
Other expense                                 5,512,324     4,863,208     4,131,540
                                            -----------   -----------   -----------
Income before income taxes                    3,817,867     3,380,415     2,229,875
Income tax expense                            1,265,638     1,130,107       729,875
                                            -----------   -----------   -----------

Net income                                  $ 2,552,229   $ 2,250,308   $ 1,500,000
                                            ===========   ===========   ===========


MERGER AGREEMENT

On December 27, 1993, the Company's Board of Directors approved a merger agreement in which the Company will be merged into First Alabama Bancshares, Inc. (the "Acquiror"). The Bank will become a 100% subsidiary of the Acquiror, and all shareholders of the Company will receive 1.09375 shares of the Acquiror's common stock in exchange for each share of their Company common stock, subject to adjustment. The exchange ratio would be adjusted only if the trading price (as defined in the agreement) of the Acquiror's stock is equal to or less than $31.00 per share, or is equal to or greater than $36.00 per share. At $31.00 per share or less, the exchange ratio will be $33.91 divided by the trading price. At $36.00 per share or more, the exchange ratio will be $39.37 divided by the trading price. The agreement is subject to the approval of the Company's shareholders and appropriate regulatory authorities. Such approval is expected by May, 1994.

                                   Appendix A



                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                             GUARANTY BANCORP, INC.

                                      AND

                         FIRST ALABAMA BANCSHARES, INC.


                         Dated as of December 27, 1993


                              TABLE OF CONTENTS


                                                                    Page
                                                                    ----
Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6

Preamble . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6

ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER . . . . . . . . . . .  A-6

  1.1  Merger. . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
  1.2  Time and Place of Closing . . . . . . . . . . . . . . . . .  A-6
  1.3  Effective Time. . . . . . . . . . . . . . . . . . . . . . .  A-7

ARTICLE 2 - TERMS OF MERGER. . . . . . . . . . . . . . . . . . . .  A-7

  2.1  Articles of Incorporation . . . . . . . . . . . . . . . . .  A-7
  2.2  Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
  2.3  Directors and Officers. . . . . . . . . . . . . . . . . . .  A-7

ARTICLE 3 - MANNER OF CONVERTING SHARES. . . . . . . . . . . . . .  A-7

  3.1  Conversion of Shares. . . . . . . . . . . . . . . . . . . .  A-7
  3.2  Anti-Dilution Provisions. . . . . . . . . . . . . . . . . .  A-8
  3.3  Shares Held by GBI or FAB . . . . . . . . . . . . . . . . .  A-8
  3.4  Dissenting Shareholders . . . . . . . . . . . . . . . . . .  A-8
  3.5  Fractional Shares . . . . . . . . . . . . . . . . . . . . .  A-8
  3.6  Conversion of Stock Options; Restricted Stock . . . . . . .  A-9

ARTICLE 4 - EXCHANGE OF SHARES . . . . . . . . . . . . . . . . . .  A-9

  4.1  Exchange Procedures . . . . . . . . . . . . . . . . . . . .  A-9
  4.2  Rights of Former GBI Shareholders . . . . . . . . . . . . .  A-10

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF GBI

  5.1  Organization, Standing, and Power . . . . . . . . . . . . .  A-10
  5.2  Authority; No Breach By Agreement . . . . . . . . . . . . .  A-10
  5.3  Capital Stock . . . . . . . . . . . . . . . . . . . . . . .  A-11
  5.4  GBI Subsidiaries. . . . . . . . . . . . . . . . . . . . . .  A-11
  5.5  Financial Statements. . . . . . . . . . . . . . . . . . . .  A-12
  5.6  Absence of Undisclosed Liabilities  . . . . . . . . . . . .  A-12
  5.7  Absence of Certain Changes or Events  . . . . . . . . . . .  A-12
  5.8  Tax Matters . . . . . . . . . . . . . . . . . . . . . . . .  A-13
  5.9  Environmental Matters . . . . . . . . . . . . . . . . . . .  A-13
  5.10 Compliance With Laws  . . . . . . . . . . . . . . . . . . .  A-14
  5.11 Employee Benefit Plans  . . . . . . . . . . . . . . . . . .  A-15
  5.12 Material Contracts  . . . . . . . . . . . . . . . . . . . .  A-15
  5.13 Legal Proceedings . . . . . . . . . . . . . . . . . . . . .  A-16
  5.14 Statements True and Correct . . . . . . . . . . . . . . . .  A-16
  5.15 Tax and Regulatory Matters  . . . . . . . . . . . . . . . .  A-16
  5.16 State Takeover Laws   . . . . . . . . . . . . . . . . . . .  A-16
  5.17 Directors' Agreements . . . . . . . . . . . . . . . . . . .  A-16

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF FAB  . . . . . . . .  A-17

  6.1  Organization, Standing, and Power . . . . . . . . . . . . .  A-17
  6.2  Authority; No Breach By Agreement . . . . . . . . . . . . .  A-17
  6.3  Capital Stock . . . . . . . . . . . . . . . . . . . . . . .  A-17
  6.4  Financial Statements. . . . . . . . . . . . . . . . . . . .  A-18
  6.5  Absence of Undisclosed Liabilities. . . . . . . . . . . . .  A-18
  6.6  Absence of Certain Changes or Events. . . . . . . . . . . .  A-18
  6.7  Compliance With Laws. . . . . . . . . . . . . . . . . . . .  A-18
  6.8  Legal Proceedings . . . . . . . . . . . . . . . . . . . . .  A-19
  6.9  Statements True and Correct . . . . . . . . . . . . . . . .  A-19
  6.10 Tax and Regulatory Matters  . . . . . . . . . . . . . . . .  A-19

ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION . . . . . . .  A-19

  7.1  Affirmative Covenants of GBI  . . . . . . . . . . . . . . .  A-19
  7.2  Negative Covenants of GBI . . . . . . . . . . . . . . . . .  A-20
  7.3  Covenants of FAB  . . . . . . . . . . . . . . . . . . . . .  A-21
  7.4  Adverse Changes in Condition. . . . . . . . . . . . . . . .  A-21
  7.5  Reports . . . . . . . . . . . . . . . . . . . . . . . . . .  A-22


ARTICLE 8 - ADDITIONAL AGREEMENTS ..........................................   A-22

     8.1   Registration Statement; Proxy Statement; Shareholder Approval ...   A-22
     8.2   Exchange Listing ................................................   A-22
     8.3   Applications ....................................................   A-22
     8.4   Filings with State Offices ......................................   A-22
     8.5   Agreement as to Efforts to Consummate  ..........................   A-22
     8.6   Investigation and Confidentiality ...............................   A-23
     8.7   Press Releases...................................................   A-23
     8.8   Certain Actions .................................................   A-23
     8.9   Tax Treatment ...................................................   A-23
     8.10  Agreements of Affiliates ........................................   A-24
     8.11  Employee Benefits and Contracts .................................   A-24
     8.12  Indemnification .................................................   A-24

ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE ..............   A-25

     9.1   Conditions to Obligations of Each Party .........................   A-25
     9.2   Conditions to Obligations of FAB ................................   A-26
     9.3   Conditions to Obligations of GBI ................................   A-27

ARTICLE 10 - TERMINATION ...................................................   A-28

     10.1   Termination ....................................................   A-28
     10.2   Effect of Termination ..........................................   A-28
     10.3   Non-Survival of Representations and Covenants ..................   A-28

ARTICLE 11 - MISCELLANEOUS .................................................   A-29


     11.1   Definitions ....................................................   A-29
     11.2   Expenses .......................................................   A-34
     11.3   Brokers and Finders ............................................   A-35
     11.4   Entire Agreement ...............................................   A-35
     11.5   Amendments .....................................................   A-36
     11.6   Waivers ........................................................   A-36
     11.7   Assignment .....................................................   A-36
     11.8   Notices ........................................................   A-36
     11.9   Governing Law ..................................................   A-37
     11.10  Counterparts ...................................................   A-37
     11.11  Captions .......................................................   A-37
     11.12  Enforcement of Agreement .......................................   A-37
     11.13  Severability ...................................................   A-37

Signatures .................................................................   A-38


                               LIST OF EXHIBITS
                               ----------------


EXHIBIT NUMBER          DESCRIPTION
- --------------          -----------
      1.                Form of Directors' Agreement. (Section 5.17).

      2.                Form of agreement of affiliates of GBI.  (Sections
                        8.10, 9.2(f))

      3. Matters as to which Breazeale, Sachse & Wilson will opine. (Section 9.2(d)).

      4.                Form of Claims Letter (Section 9.2(g)).

      5. Matters as to which Lange, Simpson, Robinson & Somerville will opine. (Section 9.3(d)).



                            (Exhibits are omitted)

                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of December 27, 1993, by and between GUARANTY BANCORP, INC. ("GBI"), a corporation organized and existing under the laws of the State of Louisiana, with its principal office located in Baton Rouge, Louisiana; and First Alabama Bancshares, Inc. ("FAB"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.


Preamble

     The Boards of Directors of GBI and FAB are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of GBI by FAB pursuant to the merger of GBI into and with FAB. At the effective time of such merger, the outstanding shares of the capital stock of GBI shall be converted into shares of the common stock of FAB (except as provided herein). As a result, shareholders of GBI shall become shareholders of FAB and each of the subsidiaries of GBI shall continue to conduct its business and operations as a wholly owned subsidiary of FAB. The transactions described in this Agreement are subject to the approvals of the shareholders of GBI, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, GBI shall be merged into and with FAB in accordance with the provisions of Sections 12:111 and 112 of the LBCL and with the effect provided in Section 12:115 of the LBCL and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). FAB shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Board of Directors of GBI and will be approved and adopted by the Board of Directors of FAB at the first meeting of such Board after the date of this Agreement.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of FAB, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of GBI approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by FAB.


ARTICLE 2
TERMS OF MERGER

     2.1 Articles of Incorporation. The Certificate of Incorporation of FAB in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of FAB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


ARTICLE 3
MANNER OF CONVERTING SHARES.

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

     (a) Each share of FAB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

     (b) Each share of GBI Common Stock (excluding shares held by GBI or any of its Subsidiaries or by FAB or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall be converted into 1.09375 shares of FAB Common Stock (subject to adjustment as provided below, the "Exchange Ratio"); provided, however, that in the event the Base Period Trading Price (defined to mean the average of the daily last sale prices for the shares of FAB Common Stock for the ten consecutive trading days on which such shares are actually traded as over-the-counter securities and quoted on the NASDAQ/NMS (or in the event shares of FAB Common Stock are traded on the NYSE, the Base Period Trading Price shall mean the average of the daily closing sales prices for the shares of FAB Common Stock for the ten consecutive trading days on which such shares are traded on the NYSE) (in either case, as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the fifth trading day immediately preceding the Determination Date) (i) is equal to or less than $31.00, each share of GBI Common Stock (subject to the exclusions set forth above) issued and outstanding at the Effective Time shall be converted into that multiple of a share of FAB Common Stock (rounded to the nearest one-thousandth) obtained by dividing (x) $33.91 by (y) the Base Period Trading Price and (ii) is equal to or greater than $36.00, each share of GBI Common Stock (subject to the exclusions set forth above) issued and outstanding at the Effective Time shall be converted into that multiple of a share of FAB Common Stock (rounded to the nearest one-thousandth) obtained by dividing (x) $39.37 by (y) the Base Period Trading Price ($31.00 and $36.00 are collectively referred to as the "Base Period Trading Price Limitations").

     3.2 Anti-Dilution Provisions. In the event GBI changes the number of shares of GBI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In the event FAB changes the number of shares of FAB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio and the Base Period Trading Price Limitations shall be proportionately adjusted and, if necessary, the anticipated Effective Time shall be postponed for an appropriate period of time agreed upon by the parties in order for the Base Period Trading Price to reflect the market effect of such stock split, stock dividend, or similar recapitalization.

     3.3 Shares Held by GBI or FAB. Each of the shares of GBI Common Stock held by any GBI Company or by any FAB Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Shareholders. Any holder of shares of GBI Common Stock who perfects his dissenters' rights of appraisal in accordance with and as contemplated by Section 12:131 of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the LBCL and surrendered to GBI the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of GBI fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, FAB shall issue and deliver the consideration to which such holder of shares of GBI Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of GBI Common Stock held by him.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of GBI Common Stock exchanged pursuant to the Merger, or of options to purchase shares of GBI Common Stock, who would otherwise have been entitled to receive a fraction of a share of FAB Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FAB Common Stock multiplied by the market value of one share of FAB Common Stock at the Effective Time, in the case of shares exchanged pursuant to the Merger, or the date of exercise, in the case of options. The market value of one share of FAB Common Stock at the Effective Time shall be the Base Period Trading Price and at the date of exercise shall be the last sale price of such common stock on the NASDAQ/NMS (or in the event shares of FAB Common Stock are traded on the NYSE, the market value of one share of FAB Common Stock at the date of exercise shall be the closing sale price of such common stock on the NYSE) (in either case, as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) on the last trading day preceding the date of exercise. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     3.6     Conversion of Stock Options; Restricted Stock.

          (a) At the Effective Time, all rights with respect to GBI Common Stock pursuant to stock options or stock appreciation rights ("GBI Options") granted by GBI under the GBI Stock Plan, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to FAB Common Stock, and FAB shall assume each GBI Option, in accordance with the terms of the GBI Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each GBI Option assumed by FAB may be exercised solely for shares of FAB Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of FAB Common Stock subject to such GBI Option shall be equal to the number of shares of GBI Common Stock subject to such GBI Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such GBI Option shall be adjusted by dividing the per share exercise price under each such GBI Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." GBI agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

          (b) All restrictions or limitations on transfer with respect to GBI Common Stock awarded under the GBI Stock Plan or any other plan, program, or arrangement of any GBI Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of FAB Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.


ARTICLE 4
EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, FAB and GBI shall cause the exchange agent selected by FAB (the "Exchange Agent") to mail to the former shareholders of GBI appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of GBI Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of GBI Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of GBI Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of FAB Common Stock to which such holder may be otherwise entitled (without interest). FAB shall not be obligated to deliver the consideration to which any former holder of GBI Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of GBI Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of GBI Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FAB, GBI, nor the Exchange Agent shall be liable to a holder of GBI Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former GBI Shareholders. At the Effective Time, the stock transfer books of GBI shall be closed as to holders of GBI Common Stock immediately prior to the Effective Time and no transfer of GBI Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of GBI Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of GBI shall be entitled to vote after the Effective Time at any meeting of FAB shareholders the number of whole shares of FAB Common Stock into which their respective shares of GBI Common Stock are converted, regardless of whether such holders have exchanged their certificates representing GBI Common Stock for certificates representing FAB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FAB on the FAB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of FAB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of GBI Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such GBI Common Stock certificate, both the FAB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF GBI

     GBI hereby represents and warrants to FAB as follows:

     5.1 Organization, Standing, and Power. GBI is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. GBI is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI.

     5.2     Authority; No Breach By Agreement.

          (a) GBI has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of GBI, subject to the approval of this Agreement by the holders of a majority of the outstanding GBI Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by GBI. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of GBI, enforceable against GBI in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by GBI, nor the consummation by GBI of the transactions contemplated hereby, nor compliance by GBI with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of GBI's Charter or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any GBI Company under, any Contract or Permit of any GBI Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any GBI Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by GBI of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. The authorized capital stock of GBI consists of 1,250,000 shares of GBI Common Stock, of which 757,805 shares are issued and outstanding and 8,220 shares are held as treasury shares as of the date of this Agreement and not more than 807,805 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of GBI are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. None of the outstanding shares of capital stock of GBI has been issued in violation of any preemptive rights of the current or past shareholders of GBI. GBI has reserved 50,000 shares of GBI Common Stock for issuance under the GBI Stock Plan, pursuant to which options to purchase not more than 50,000 shares of GBI Common Stock are outstanding. Except as set forth above or as disclosed in Section 5.3 of the GBI Disclosure Memorandum, there are no shares of capital stock or other equity securities of GBI outstanding and no outstanding Rights relating to the capital stock of GBI.

     5.4 GBI Subsidiaries. GBI has disclosed in Section 5.4 of the GBI Disclosure Memorandum all of the GBI Subsidiaries as of the date of this Agreement. Except as disclosed in Section 5.4 of the GBI Disclosure Memorandum, GBI or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each GBI Subsidiary. No equity securities of any GBI Subsidiary are or may become required to be issued (other than to another GBI Company) by reason of any Rights, and there are no Contracts by which any GBI Subsidiary is bound to issue (other than to another GBI Company) additional shares of its capital stock or Rights or by which any GBI Company is or may be bound to transfer any shares of the capital stock of any GBI Subsidiary (other than to another GBI Company). There are no Contracts relating to the rights of any GBI Company to vote or to dispose of any shares of the capital stock of any GBI Subsidiary. All of the shares of capital stock of each GBI Subsidiary held by a GBI Company are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the GBI Company free and clear of any Lien. Each GBI Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each GBI Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI. Each GBI Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 Financial Statements. GBI has included in Section 5.5 of the GBI Disclosure Memorandum copies of all GBI Financial Statements for periods ended prior to the date hereof and will deliver to FAB copies of all GBI Financial Statements prepared subsequent to the date hereof. The GBI Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the GBI Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the GBI Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the GBI Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect).

      5.6 Absence of Undisclosed Liabilities. No GBI Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, except Liabilities which are accrued or reserved against in the consolidated balance sheets of GBI as of December 31, 1992 and September 30, 1993, included in the GBI Financial Statements or reflected in the notes thereto. No GBI Company has incurred or paid any Liability since September 30, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI.

     5.7 Absence of Certain Changes or Events. Since December 31, 1992, except as disclosed in Section 5.7 of the GBI Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, and (ii) the GBI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of GBI provided in
Article 7 of this Agreement.

     5.8     Tax Matters.

          (a) All Tax returns required to be filed by or on behalf of any of the GBI Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1992, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all returns filed are complete and accurate to the Knowledge of GBI. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the GBI Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the GBI Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

          (b) None of the GBI Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

          (c) Adequate provision for any Taxes due or to become due for any of the GBI Companies for the period or periods through and including the date of the respective GBI Financial Statements has been made and is reflected on such GBI Financial Statements.

          (d) Deferred Taxes of the GBI Companies have been provided for in accordance with GAAP.

          (e) Each of the GBI Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     5.9     Environmental Matters.

          (a) To the Knowledge of GBI, each GBI Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI.

          (b) To the Knowledge of GBI, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any GBI Company or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any GBI Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, and to the Knowledge of GBI, there is no reasonable basis for any such Litigation.

          (c) To the Knowledge of GBI, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI.

     5.10. Compliance with Laws. GBI is duly registered as a bank holding company under the BHC Act. Each GBI Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as disclosed in Section 5.10 of the GBI Disclosure Memorandum, none of the GBI Companies:

     (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI; and

     (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any GBI Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, (ii) threatening to revoke any Permits, or (iii) requiring any GBI Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.11     Employee Benefit Plans.

          (a) GBI has disclosed in Section 5.11 of the GBI Disclosure Memorandum, and has delivered or made available to FAB prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any GBI Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "GBI Benefit Plans"). Any of the GBI Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "GBI ERISA Plan." Each GBI ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "GBI Pension Plan." No GBI Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. No GBI ERISA Plan is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code).

          (b) All GBI Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI. Each GBI ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and GBI is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No GBI Company has engaged in a transaction with respect to any GBI Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any GBI Company





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
to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

          (c) No GBI Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any GBI Pension Plan, (ii) no change in the actuarial assumptions with respect to any GBI Pension Plan, and (iii) no increase in benefits under any GBI Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI or materially adversely affect the funding status of any such plan. Neither any GBI Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any GBI Company, or the single-employer plan of any entity which is considered one employer with GBI under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. No GBI Company has provided, or is required to provide, security to a GBI Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

          (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any GBI Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No GBI Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any GBI Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (e) Except as disclosed in Section 5.11 of the GBI Disclosure Memorandum, no GBI Company has any Liability for retiree health and life benefits under any of the GBI Benefit Plans and there are no restrictions on the rights of such GBI Company to amend or terminate any such Plan without incurring any Liability thereunder.

          (f) Except as disclosed in Section 5.11 of the GBI Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any GBI Company from any GBI Company under any GBI Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any GBI Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any GBI Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the GBI Financial Statements to the extent required by and in accordance with GAAP.

     5.12 Material Contracts. Except as disclosed in Section 5.12 of the GBI Disclosure Memorandum or otherwise reflected in the GBI Financial Statements, none of the GBI Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any GBI Company or the guarantee by any GBI Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among GBI Companies, and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by GBI with the SEC as of the date of this Agreement if GBI were subject to the reporting requirements of the 1934 Act (together with all Contracts referred to in Section 5.11(a) of this Agreement, the "GBI Contracts"). None of the GBI Companies is in Default under any GBI Contract. All of the indebtedness of any GBI Company for money borrowed is prepayable at any time by such GBI Company without penalty or premium.

     5.13 Legal Proceedings. Except as disclosed in Section 5.13 of the GBI Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of GBI, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any GBI Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any GBI Company. Section 5.13 of the GBI Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any GBI Company is a party and which names a GBI Company as a defendant or cross-defendant.

     5.14 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any GBI Company or any Affiliate thereof to FAB pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a GBI Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that any GBI Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.15 Tax and Regulatory Matters. No GBI Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition





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
or restriction of the type referred to in the last sentence of such Section.

     5.16 State Takeover Laws. To the extent applicable, each GBI Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable state takeover Law, including Chapter 35 of the LBCL.

     5.17 Directors' Agreements. Each of the directors of GBI has executed and delivered to FAB an agreement in substantially the form of Exhibit 1.


ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF FAB

     FAB hereby represents and warrants to GBI as follows:

     6.1 Organization, Standing, and Power. FAB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. FAB is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     6.2     Authority; No Breach By Agreement.

          (a) FAB has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, will be duly and validly authorized by all necessary corporate action in respect thereof on the part of FAB at the first meeting of the Board of Directors of FAB after the date of this Agreement. Upon adoption by the Board of Directors of FAB, this Agreement will represent a legal, valid, and binding obligation of FAB, enforceable against FAB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by FAB, nor the consummation by FAB of the transactions contemplated hereby, nor compliance by FAB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FAB's Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FAB Company under, any Contract or Permit of any FAB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FAB Company or any of their respective material Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FAB of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of FAB consists of 60,000,000 shares of FAB Common Stock, of which 37,162,772 shares were issued and outstanding and 1,924,700 shares were held as treasury shares as of September 30, 1993. All of the issued and outstanding shares of FAB Common Stock are, and all of the shares of FAB Common Stock to be issued in exchange for shares of GBI Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of FAB Common Stock has been, and none of the shares of FAB Common Stock to be issued in exchange for shares of GBI Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of FAB.

     6.4 Financial Statements. FAB has disclosed in Section 6.4 of the FAB Disclosure Memorandum all FAB Financial Statements for periods ended prior to the date hereof and will deliver to GBI copies of all FAB Financial Statements prepared subsequent to the date hereof. The FAB Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the FAB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the FAB Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the FAB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect).

     6.5 Absence of Undisclosed Liabilities. No FAB Company has any Liabilities (including Liabilities relating to matters contemplated by Sections 5.8, 5.9, and 5.11 of this Agreement applying such sections to FAB) that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FAB as of December 31, 1992, and September 30, 1993, included in the FAB Financial Statements or reflected in the notes thereto. No FAB Company has incurred or paid any Liability since September 30, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.





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
     6.6 Absence of Certain Changes or Events. Since December 31, 1992, except as disclosed in the FAB Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the FAB Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, and (ii) the FAB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of FAB provided in Article 7 of this Agreement..

     6.7 Compliance with Laws. FAB is duly registered as a bank holding company under the BHC Act. Each FAB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB. No FAB
Company:

     (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB; and

     (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FAB Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, (ii) threatening to revoke any Permits, or (iii) requiring any FAB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of FAB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FAB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FAB Company, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     6.9 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any FAB Company or any Affiliate thereof to GBI pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a FAB Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.10 Tax and Regulatory Matters. No FAB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.


ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of GBI. Unless the prior written consent of FAB shall have been obtained, and except as otherwise expressly contemplated herein, GBI shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and Assets and maintain its rights and franchises, and (c) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of GBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, GBI covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of FAB, which consent shall not be unreasonably withheld:

     (a) amend the Charter, Bylaws, or other governing instruments of any GBI Company; or

     (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a GBI Company to another GBI Company) in excess of an aggregate of $50,000 (for the GBI Companies on a consolidated basis) except in the ordinary course of the business of GBI Subsidiaries consistent with past practices (which shall include, for GBI Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any GBI Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the GBI Disclosure Memorandum); or





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     (c)     repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any GBI Company, or declare or pay any dividend or make any other distribution in respect of GBI's capital stock; provided, however, that in the event the Effective Time occurs at a date subsequent to the record date for the payment of the second quarter 1994 dividend by FAB, then GBI may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare a cash dividend with a record date subsequent to the determination of the Base Period Trading Price but prior to the Effective Time equal to the product of (i) the per share dividend declared by FAB for the second quarter 1994 dividend and (ii) the Exchange Ratio; or

     (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the GBI Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of GBI Common Stock or any other capital stock of any GBI Company, or any Rights to acquire such stock; or

     (e) adjust, split, combine, or reclassify any capital stock of any GBI Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of GBI Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any GBI Subsidiary (unless any such shares of stock are sold or otherwise transferred to another GBI Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration; or

     (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned GBI Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

     (g) grant any increase in compensation or benefits to the employees or officers of any GBI Company, except in accordance with past practice or previously approved by the Board of Directors of GBI, in each case as disclosed in Section 7.2(g) of the GBI Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the GBI Disclosure Memorandum; and enter into or amend any severance agreements with officers of any GBI Company; grant any increase in fees or other increases in compensation or other benefits to directors of any GBI Company except in accordance with past practice disclosed in Section 7.2(g) of the GBI Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

     (h) enter into or amend any employment Contract between any GBI Company and any Person (unless such amendment is required by Law) that the GBI Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

     (i) adopt any new employee benefit plan of any GBI Company or make any material change in or to any existing employee benefit plans of any GBI Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

     (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

     (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any GBI Company for material money damages or restrictions upon the operations of any GBI Company; or

     (l) modify, amend, or terminate any material Contract (including any loan Contract with an unpaid balance exceeding $50,000) or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of FAB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FAB covenants and agrees that, except as disclosed in Section 7.3 of the FAB Disclosure Memorandum, it shall (x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the FAB Common Stock and the business prospects of the FAB Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the FAB Companies' core businesses and goodwill with their respective employees and the communities they serve, and
(y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any FAB Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of FAB, desirable in the conduct of the business of FAB and its Subsidiaries.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of it's representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

ARTICLE 8
ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Shareholder Approval. At a date determined by FAB in its sole discretion after execution of this Agreement, FAB shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of FAB Common Stock upon consummation of the Merger. GBI shall furnish all information concerning it and the holders of its capital stock as FAB may reasonably request in connection with such action. GBI shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) GBI shall mail the Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of GBI shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of GBI shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approval.

     8.2 Exchange Listing. FAB shall use its reasonable efforts to list, prior to the Effective Time, on the NASDAQ/NMS (or the NYSE, if at the Effective Time shares of FAB Common Stock are then listed for trading on the
NYSE) the shares of FAB Common Stock to be issued to the holders of GBI Common Stock pursuant to the Merger.

     8.3 Applications. FAB shall promptly prepare and file, and GBI shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. FAB shall permit GBI reasonable opportunity to review and comment upon such applications prior to the filing thereof with the Regulatory Authorities.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, FAB shall execute and file the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana and FAB shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6     Investigation and Confidentiality.

          (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. GBI shall cooperate with FAB in obtaining, at FAB's election and expense, environmental audits of any or all of the properties owned or occupied by GBI. No investigation by a Party shall affect the representations and warranties of the other Party.

          (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     8.7 Press Releases. Prior to the Effective Time, GBI and FAB shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no GBI Company nor any Affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by any GBI Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of GBI's Board of Directors, no GBI Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but GBI may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations. GBI shall promptly notify FAB orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. GBI shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 Agreement of Affiliates. GBI has disclosed in Section 8.10 of the GBI Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of GBI for purposes of Rule 145 under the 1933 Act. GBI shall use its reasonable efforts to cause each such Person to deliver to FAB not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of GBI Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of FAB Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. FAB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FAB Common Stock by such affiliates.

     8.11 Employee Benefits and Contracts. Following the Effective Time, FAB shall provide generally to officers and employees of the GBI Companies employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of FAB Common Stock except as set forth in Section 8.11 of this Agreement), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the FAB Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of the GBI Companies prior to the Effective Time shall be treated as service with a FAB Company participating in such employee benefit plans. FAB also shall cause GBI and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.11 of the GBI Disclosure Memorandum to FAB between any GBI Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the GBI Benefit Plans.

     8.12     Indemnification.

          (a) For a period of six years after the Effective Time, FAB shall, and shall cause GBI to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of the GBI Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law and by GBI's Charter and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by GBI is required to effectuate any indemnification, FAB shall cause GBI to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FAB and the Indemnified Party.

          (b) For a period of one year after the Effective Time, FAB shall use its reasonable efforts (and GBI shall cooperate prior to the Effective Time in these efforts) to maintain in effect GBI's existing directors' and officers' liability insurance policy (provided that FAB may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of GBI given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither FAB nor GBI shall be obligated to make premium payments for such one-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to GBI's directors and officers, 150% of the annual premium payments on GBI's current policy in effect as of the date of this Agreement (the "Maximum Amount").

          (c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify FAB thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) FAB or GBI shall have the right to assume the defense thereof and FAB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if FAB or GBI elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between FAB or GBI and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and FAB or GBI shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that FAB shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) FAB shall not be liable for any settlement effected without its prior written consent; and provided further that GBI shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.


ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATION

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.6 of this Agreement:

     (a) Shareholder Approval. The shareholders of GBI shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

     (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall condition or restrict the operations of GBI after the Effective Time in a manner which in the reasonable judgment of the Board of Directors of GBI would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

     (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of FAB Common Stock issuable pursuant to the Merger shall have been received.

     (f) Exchange Listing. The shares of FAB Common Stock issuable pursuant to the Merger shall have been approved for listing on the NASDAQ/NMS (or the NYSE, if at the Effective Time shares of FAB Common Stock are then listed for trading on the NYSE) .

     (g) Tax Matters. Each Party shall have received a written opinion of Alston & Bird, special counsel to FAB, in form reasonably satisfactory to it (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of GBI Common Stock for FAB Common Stock will not give rise to gain or loss to the shareholders of GBI with respect to such exchange (except to the extent of any cash received), and (iii) neither GBI nor FAB will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by CFSB and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, counsel for FAB shall be entitled to rely upon representations of officers of GBI and FAB reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of FAB. The obligations of FAB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FAB pursuant to Section 11.6(a) of this Agreement:

     (a) Representations and Warranties. The representations and warranties of GBI set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 5.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on GBI. The results of any environmental assessments performed by FAB shall be reasonably satisfactory to FAB in its good faith judgment.

     (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of GBI to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

     (c) Certificates. GBI shall have delivered to FAB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by GBI's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FAB and its counsel shall request.

     (d) Opinion of Counsel. FAB shall have received an opinion of Breazeale, Sachse & Wilson, counsel to GBI, dated as of the Effective Time, in form reasonably satisfactory to FAB, as to the matters set forth in Exhibit 3.

     (e) Accountant's Letters. FAB shall have received from Basil Lee & Company letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding GBI, in form and substance reasonably satisfactory to FAB, which letters shall be based upon customary specified procedures undertaken by such firm.

     (f) Affiliates Agreements. FAB shall have received from each affiliate of GBI the affiliates letter referred to in Section 8.10 of this Agreement.

     (g) Claims Letters. Each of the directors and officers of GBI shall have executed and delivered to FAB letters in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of GBI. The obligations of GBI to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by GBI pursuant to Section 11.6(b) of this Agreement:

     (a) Representations and Warranties. The representations and warranties of FAB set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 6.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

     (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FAB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

     (c) Certificates. FAB shall have delivered to GBI (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FAB's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as GBI and its counsel shall request.

     (d) Opinion of Counsel. GBI shall have received an opinion of Alston & Bird, special counsel to FAB, dated as of the Effective Time, in form reasonably acceptable to GBI, as to the matters set forth in Exhibit 5.


ARTICLE 10
TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of GBI, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

     (a) By mutual consent of the Board of Directors of FAB and the Board of Directors of GBI; or

     (b) By the Board of Directors of either Party in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 10.1(a) of this Agreement in the case of FAB and Section 9.3(a) of this Agreement in the case of GBI; or

     (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

     (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of GBI fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the LBCL at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

     (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by July 31, 1994, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

     (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

     (g) By the Board of Directors of FAB in the event that the Base Period Trading Price is equal to or less than $25.00.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement.


ARTICLE 11
MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

     "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.





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     "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

     "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

     "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

     "Base Period Trading Price" shall have the meaning provided in Section 3.1(b) of this Agreement.

     "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

     "Closing" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

     "Closing Date" shall mean the date on which the Closing occurs.

     "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

     "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

     "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

     "Delaware Certificate of Merger" shall mean the Delaware Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

     "Determination Date" shall mean the date the Board of Governors of the Federal Reserve System issues its consent to the Merger.

     "DGCL" shall mean the General Corporation Law of Delaware.

     "Effective Time" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

     "Environmental Laws" shall mean all Laws pertaining to pollution or protection of the environment and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall have the meaning provided in Section 5.11 of this Agreement.

     "ERISA Plan" shall have the meaning provided in Section 5.11 of this Agreement.

     "Exchange Agent" shall have the meaning provided in Section 4.1 of this Agreement.

     "Exchange Ratio" shall have the meaning provided in Section 3.1(b) of this Agreement.

     "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

     "FAB Common Stock" shall mean the $0.625 par value common stock of FAB.

     "FAB Companies" shall mean, collectively, FAB and all FAB Subsidiaries.

     "FAB Disclosure Memorandum" shall mean the written information entitled "First Alabama Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to GBI describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

     "FAB Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FAB as of September 30, 1993, and as of December 31, 1992 and 1991, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1993, and for each of the three years ended December 31, 1992, 1991, and 1990, as filed by FAB in SEC Documents and (ii) the consolidated statements of condition of FAB (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1993.

     "FAB Subsidiaries" shall mean the Subsidiaries of FAB at the Effective
Time.

     "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

     "GB&T" shall mean Guaranty Bank and Trust Company, a state bank and a GBI Subsidiary.

     "GBI Benefit Plans" shall have the meaning set forth in Section 5.11 of this Agreement.

     "GBI Common Stock" shall mean the $1.00 par value common stock of GBI.

     "GBI Companies" shall mean, collectively, GBI and all GBI Subsidiaries.

     "GBI Disclosure Memorandum" shall mean the written information entitled "Guaranty Bancorp, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to FAB describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

     "GBI Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of GBI as of September 30, 1993, and as of December 31, 1992 and 1991, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1993, and for each of the three fiscal years ended December 31, 1992, 1991, and 1990, as filed by GBI in SEC Documents, and (ii) the consolidated balance sheets of GBI (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1993.

     "GBI Stock Plan" shall mean the existing stock option and other stock-based compensation plans of GBI disclosed in Section 11.1 of the GBI Disclosure Memorandum.

     "GBI Subsidiaries" shall mean the Subsidiaries of GBI, which shall include the GBI Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of GBI in the future and owned by GBI at the Effective Time.

     "Hazardous Material" shall mean any pollutant, contaminant, or toxic or hazardous substance, pollutant, chemical, or waste within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C.
o 9601 et seq., or any similar federal, state, or local Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, polychlorinated biphenyls, and petroleum and petroleum products).

     "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

     "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "Knowledge" as used with respect to a Person shall mean the knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

     "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

     "LBCL" shall mean the Louisiana Business Corporation Law.

     "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

     "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

     "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

     "Loan Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

     "Louisiana Certificate of Merger" shall mean the Louisiana Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Louisiana relating to the Merger as contemplated by Section 1.1 of this Agreement.

     "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

     "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or (y) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies.

     "Merger" shall mean the merger of GBI into and with FAB referred to in
Section 1.1 of this Agreement.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers' Automated Quotations System.

     "1933 Act" shall mean the Securities Act of 1933, as amended.

     "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

     "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

     "Party" shall mean either GBI or FAB, and "Parties" shall mean both GBI and FAB.

     "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

     "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

     "Proxy Statement" shall mean the proxy statement used by GBI to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FAB relating to the issuance of the FAB Common Stock to holders of GBI Common Stock.

     "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FAB under the 1933 Act with respect to the shares of FAB Common Stock to be issued to the shareholders of GBI in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

     "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

     "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

     "SEC" shall mean the United States Securities and Exchange Commission.

     "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

     "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

     "Shareholders' Meeting" shall mean the meeting of the shareholders of GBI to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

     "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

     "Surviving Corporation" shall mean FAB as the surviving corporation resulting from the Merger.

     "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2     Expenses.

          (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that FAB shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

          (b) In addition to the foregoing, if, after the date of this Agreement and within 12 months following

          (i) any termination of this Agreement

          (1) by FAB pursuant to Section 10.1(b), 10.1(c), 10.1(f) (but only on the basis of the failure of GBI to satisfy any of the conditions enumerated in
Section 9.2., other than Section 9.2.(d) or 9.2(e)) of this Agreement, or

          (2) by either Party pursuant to Section 10.1(d)(ii) (with respect to approval of the shareholders of GBI), or

          (ii) failure to consummate the Merger by reason of any failure of GBI to satisfy the conditions enumerated in Section 9.1(a) or Section 9.2., other than Section 9.2.(d) or 9.2(e),

any third-party shall acquire, merge with, combine with, purchase a significant amount of Assets of, or engage in any other business combination with, or purchase any equity securities involving an acquisition of 20% or more of the voting stock of, any GBI Company, or enter into any binding or nonbinding agreement, letter of intent, memorandum of understanding, or similar instrument to do any of the foregoing (collectively, a "Business Combination"), such third-party that is a party to the Business Combination shall pay to FAB, prior to the earlier of consummation of the Business Combination or execution of any binding or nonbinding agreement, letter of intent, memorandum of understanding, or similar instrument with GBI relating to such Business Combination, an amount in cash equal to the sum of

          (x) the direct costs and expenses or portion thereof referred to in subsection (a) above incurred by or on behalf of FAB in connection with the transactions contemplated by this Agreement, plus

          (y) 2% of the aggregate fair market value of the consideration received by GBI or the shareholders of GBI in such Business Combination,

which sum represents additional compensation for FAB's loss as the result of the transactions contemplated by this Agreement not being consummated. In the event such third-party shall refuse to pay such amounts, the amounts shall be an obligation of GBI and shall be paid by GBI promptly upon notice to GBI by FAB.

          (c) Nothing contained in this Section shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except as to The Robinson-Humphrey Company, Inc. as to GBI, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by GBI or FAB, each of GBI and FAB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any such approval by the holders of GBI Common Stock, there shall be made no amendment that pursuant to Section 12:112 of the LBCL requires further approval by such shareholders without the further approval of such shareholders.

     11.6     Waivers.

          (a) Prior to or at the Effective Time, FAB, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by GBI, to waive or extend the time for the compliance or fulfillment by GBI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FAB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FAB.

          (b) Prior to or at the Effective Time, GBI, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FAB, to waive or extend the time for the compliance or fulfillment by FAB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of GBI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of GBI.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

     GBI:     Guaranty Bancorp, Inc.
     5353 Essen Lane
     Baton Rouge, Louisiana  70809
     Telecopy Number:  (504) 767-9317

     Attention:  Mr. C. C. Dabadie
          President and Chief Executive Officer

     Copy to Counsel:     Breazeale, Sachse & Wilson
One American Place, 23rd Floor
Baton Rouge, Louisiana  70825
Telecopy Number:  (504) 387-5397

Attention:  Van R. Mayhall, Jr.

     FAB:     First Alabama Bancshares, Inc.
417 North 20th Street
Birmingham, Alabama 35203
Telecopy Number:  (205) 326-7571

Attention: Richard D. Horsley
     Vice Chairman and Executive Financial Officer

     Copy to Counsel:     First Alabama Bancshares, Inc.
417 North 20th Street
Birmingham, Alabama 35203
Telecopy Number:  (205) 326-7571

Attention: L. Burton Barnes, III
     Corporate Secretary and General Counsel


     11.9 Governing Law. Except to the extent the laws of the State of Louisiana apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:               GUARANTY BANCORP, INC.


/s/ David K. Kneipp             By: /s/ C. C. Dabadie
- -------------------                -------------------------------------
David K. Kneipp                    C. C. Dabadie
Corporate Secretary                President and Chief Executive Officer


[CORPORATE SEAL]


ATTEST:     First Alabama Bancshares, Inc.


/s/ L. Burton Barnes, III     By: /s/ Carl E. Jones, Jr.
- -------------------------        -----------------------
L. Burton Barnes, III            Carl E. Jones, Jr.
Corporate Secretary              Regional President


[CORPORATE SEAL]

                                   Appendix B

                                April 11, 1994


Board of Directors
Guaranty Bancorp, Inc.
5353 Essen Lane
Suite 500
Baton Rouge, Louisiana  70809-3587

Gentlemen:

         In connection with the proposed acquisition of Guaranty Bancorp, Inc. ("GBTC") by First Alabama Bancshares, Inc. ("FABC") (the "Merger"), you have asked us to render an opinion as to whether the financial terms of the Merger, as provided in the Agreement and Plan of Merger dated as of December 27, 1993 among such parties (the "Merger Agreement"), are fair, from a financial point of view, to the stockholders of GBTC. Under the terms of the Merger, holders of all outstanding shares of GBTC stock will receive consideration per GBTC share equal to 1.090 multiplied by the Closing Price for FABC as defined in the Merger Agreement, subject to adjustment under certain circumstances.

         Our firm, as part of its investment banking business, is frequently involved in the valuation of securities as related to public underwritings, private placements, mergers, acquisitions, recapitalizations and other purposes.

         In connection with our study for rendering this opinion, we have reviewed the Merger Agreement, GBTC's financial results for fiscal years 1988, 1989, 1990, 1991 and 1992 and the first three quarters of 1993, and certain documents and information we deem relevant to our analysis. We have also held discussions with senior management of GBTC for the purpose of reviewing the historical and current operations of, and outlook for GBTC, industry trends, the terms of the proposed Merger, and related matters.

         We have also studied published financial data concerning certain other publicly traded banks which we deem comparable to GBTC as well as certain financial data relating to acquisitions of other banks that we deem relevant or comparable. In addition, we have reviewed other published information, performed certain financial analyses and considered other factors and information which we deem relevant.

         As the proposed Merger Agreement entails the issuance of shares of FABC as the consideration to be paid to GBTC stockholders, we have reviewed similar information and data relating to FABC including its historical financial statements, from 1988 up through and including the third quarter ended December 27, 1993.

         In rendering this opinion, we have relied upon the accuracy of the Merger Agreement, the financial information listed above, and other information furnished to us by GBTC and FABC. We have not separately verified this information nor have we made an independent evaluation of any of the assets or liabilities of GBTC and FABC.

         Based upon the foregoing and upon current market and economic conditions, we are of the opinion that, from a financial point of view, the terms of the Merger as provided in the Merger Agreement are fair to the stockholders of GBTC.

                               Very truly yours,



                               THE ROBINSON-HUMPHREY COMPANY, INC.

                                   Appendix C


 Louisiana Statutes Annotated-Revised Statutes 12:131

 s 131. Rights of a shareholder dissenting from certain corporate actions

  A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.
  B. The right to dissent provided by this Section shall not exist in the case of:
  (1) A sale pursuant to an order of a court having jurisdiction in the premises.
  (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.
  (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.
  C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.
  D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.
  E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.
  F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.
  G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.
  H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10 of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith which involved intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

          "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

          "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21.  EXHIBITS.



EXHIBIT
NUMBER                                           DESCRIPTION
- ------           -------------------------------------------------------------------
  2.1   --       Agreement and Plan of Merger dated as of December 27, 1993 by and between Guaranty Bancorp, Inc. and First Alabama Bancshares,
                 Inc.  -- included as Appendix A to the Proxy Statement/
                 Prospectus.
  4.1   --       Certificate of Incorporation of First Alabama Bancshares, Inc.
                 -- incorporated by reference from registration statement on Form
                 S-4, registration number 33-50577.
  4.2   --       By-laws of First Alabama Bancshares, Inc. -- incorporated by reference from registration statement on Form S-4, registration number 33-50577.
  5.    --       Opinion re: legality
  8.    --       Opinion re: tax matters.
 23.1   --       Consent of Ernst & Young.
 23.2   --       Consent of Basil M. Lee and Company -- previously filed.
 23.4   --       Consent of Lange, Simpson, Robinson & Somerville --
                 included in Exhibit 5.
 23.5   --       Consent of Alston & Bird -- included in Exhibit 8.
 23.6   --       Consent of The Robinson-Humphrey Company, Inc.

 24.    --       Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
 99.    --       Form of proxy.


ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 25th day of April, 1994.

                                          REGISTRANT:

                                          FIRST ALABAMA BANCSHARES, INC.

                                          BY: /s/  RICHARD D. HORSLEY
                                              -------------------------------
                                                   Richard D. Horsley
                                               Vice Chairman of the Board and
                                                Executive Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.




                SIGNATURE                                   TITLE                     DATE
- --------------------------------------------   --------------------------------  ----------------
             *    J. STANLEY MACKIN            Chairman of the Board and         April 25, 1994
             -------------------------------    Chief Executive Officer and
                  J. Stanley Mackin             Director

             /s/  RICHARD D. HORSLEY            Vice Chairman of the Board and   April 25, 1994
             -------------------------------    Executive Financial Officer
                  Richard D. Horsley            and Director

             *    ROBERT P. HOUSTON            Executive Vice President and      April 25, 1994
             -------------------------------    Comptroller
                  Robert P. Houston

             *    SHEILA S. BLAIR              Director                          April 25, 1994
             -------------------------------
                  Sheila S. Blair

             *    JAMES B. BOONE, JR.          Director                          April 25, 1994
             -------------------------------
                  James B. Boone, Jr.

             *    ALBERT P. BREWER             Director                          April 25, 1994
             -------------------------------
                  Albert P. Brewer

                                               Director
             -------------------------------
                  James S.M. French

                                               Director
             -------------------------------
                  Catesby ap C. Jones

             *    OLIN B. KING                 Director                          April 25, 1994
             -------------------------------
                  Olin B. King

             *    N. FLOYD MCGOWIN, JR.        Director                          April 25, 1994
             -------------------------------
                  N. Floyd McGowin, Jr.

             *    H. MANNING MCPHILLIPS, JR.   Director                          April 25, 1994
             -------------------------------
                  H. Manning McPhillips, Jr.

             *    W. WYATT SHORTER             Director                          April 25, 1994
             -------------------------------
                  W. Wyatt Shorter

             *   HENRY E. SIMPSON        Director                        April 25, 1994
             ----------------------------
                   Henry E. Simpson

             *   ROBERT E. STEINER, III  Director                        April 25, 1994
             ----------------------------
                   Robert E. Steiner, III

             *   LEE J. STYSLINGER, JR.  Director                        April 25, 1994
             ----------------------------
                   Lee J. Styslinger, Jr.

      * By     /s/ RICHARD D. HORSLEY                                    April 25, 1994
             ----------------------------
                   Richard D. Horsley
                    Attorney-in-fact

                               INDEX TO EXHIBITS



                                                                                                         SEQUENTIALLY
EXHIBIT                                                                                                    NUMBERED
NUMBER                                   DESCRIPTION                                                         PAGE
- -------          ---------------------------------------------------------------------------------      ----------------
  2.1   --       Agreement and Plan of Merger dated as of December 27, 1993 by and between
                 Guaranty Bancorp, Inc. and First Alabama Bancshares, Inc.  -- included as
                 Appendix A to the Proxy Statement/Prospectus.
  4.1   --       Certificate of Incorporation of First Alabama Bancshares, Inc. -- incorporated by reference from registration statement on Form S-4, registration number 33-
                 50577.
  4.2   --       By-laws of First Alabama Bancshares, Inc. -- incorporated by reference from registration statement on Form S-4, registration number 33-50577.
  5.    --       Opinion re: legality.
  8.    --       Opinion re: tax matters.
 23.1   --       Consent of Ernst & Young.
 23.2   --       Consent of Basil M. Lee and Company. -- previously filed.
 23.4   --       Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.5   --       Consent of Alston & Bird -- included in Exhibit 8.
 23.6   --       Consent of The Robinson-Humphrey Company, Inc.
 24.    --       Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the original registration statement.
 99.    --       Form of proxy.